6/18

Follow-Up Materials

[redacted]

08003343

PROCESSED

JUN 26 2008

THOMSON REUTERS

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS: ______

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00002 FISCAL YEAR: ______

(03/94)

083-00002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of ADB's A$150,000,000
6.25% Bonds of 2008 due 15 June 2011

Filed pursuant to Rule 3 of Regulation AD
Dated: June 16, 2008

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of A$150,000,000 principal amount of 6.25% Bonds of 2008 due 15 June 2011 (the "Bonds") of the Asian Development Bank ("ADB"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Bonds are set forth in the Information Statement Supplement dated 16 June 2008 (the "Information Statement Supplement"), which is filed herewith. Certain other information about ADB is provided in the form of an Information Statement, the latest version of which, dated April 18, 2008, was filed under a report of ADB dated April 18, 2008.

The registrar of ADB with respect to the Bonds is Reserve Bank of Australia ("RBA"), at its office at 65 Martin Place, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

See the Information Statement Supplement, pages 21-22.

As of 16 June 2008, ADB entered into a Subscription Agreement, filed herewith, with Royal Bank of Canada (the "Lead Manager"), pursuant to which ADB has agreed to issue and sell, and the Lead Manager has agreed to subscribe for, a principal amount of the Bonds aggregating A$150,000,000 for an issue price of 95.846% (including accrued interest of 0.034%), less an underwriting fee of 0.0766%. The Bonds will be offered for sale subject to issuance and acceptance by the Lead Manager and subject to prior sale. It is expected that the delivery of

the Bonds will be made on or about 17 June 2008.

The Lead Manager proposes to offer all the Bonds to the public at the public offering price of 95.846%, including accrued interest of 0.034%.

Item 3. Distribution Spread

See the Information Statement Supplement, pages 4 and 21 and the Subscription Agreement.

	Price to the Public*	Commissions and Concessions	Proceeds to ADB*
Per Unit	95.846%	0.0766%	95.7694%
Total	A$143,769,000	A$114,900	A$143,654,100

* Including accrued interest of A$51,000.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not applicable.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees...	$ 19,000*
Listing Fees (Australian Stock Exchange)	$ 6,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Information Statement Supplement, page 5.

Item 7. Exhibits

(a) (i) Deed Poll dated 4 July 2001, relating to ADB's issuance of bonds from time to time.

(ii) Fourth Supplemental Deed Poll dated 16 June 2008 relating to the issuance of the Bonds.

(b) Copy of an opinion of counsel as to the legality of the Bonds (to be filed at a later date).

(c) Subscription Agreement dated 16 June 2008.

(d) (i) Information Statement dated April 18, 2008, previously filed under a report of ADB dated April 18, 2008.

(ii) Information Statement Supplement dated 16 June 2008.

Deed Poll

Details

Parties	
Issuer	**Asian Development Bank** (the "Bank")
In favour of	Each person who is from time to time a Bondholder (as defined in the Terms and Conditions of the Bonds as set out in schedule 1 (the "Terms and Conditions")).
Recitals	A. The Bank proposes to issue Bonds from time to time. B. The Bonds will be issued in registered form by inscription in the Register.
Governing law	New South Wales
Date of deed	4 July 2001

Deed Poll

General terms

1 The Bonds

1.1 Creation of Bonds

The obligations of the Bank under the Bonds are constituted by, and specified in, this deed.

1.2 Undertaking to pay

The Bank undertakes with each Bondholder to pay, in respect of each Bond held by the Bondholder, the Outstanding Principal Amount, any interest and any other moneys payable on the Bond in accordance with the Terms and Conditions and otherwise to comply with the Terms and Conditions.

1.3 Appointment of Registrar

The Bank agrees to appoint the Registrar as registrar and paying agent under the Registry Services Agreement. The Registrar will be required, among other things, to establish and maintain a principal Register in Sydney, New South Wales or such other city as the Bank and the Registrar may agree.

2 Rights and obligations of Bondholders

2.1 Benefit and entitlement

This deed is executed as a deed poll. Accordingly, each Bondholder has the benefit of, and is entitled to enforce, this deed even though it is not a party to, or is not in existence at the time of execution and delivery of, this deed.

2.2 Rights independent

Each Bondholder may enforce its rights under this deed independently from the Registrar and each other Bondholder.

2.3 Bondholders bound

Each Bondholder and any person claiming through or under a Bondholder is bound by this deed. The Bonds will be issued subject to and on the basis that each Bondholder is deemed to have notice of, and be bound by, all the provisions of this deed, the Information Memorandum, the Terms and Conditions and the Registry Services Agreement.

2.4 Directions to hold Deed Poll

Each Bondholder is taken to have irrevocably nominated and authorised the Registrar to hold this deed in Sydney on its behalf.

3 Governing law, jurisdiction and service of process

3.1 Governing law

This deed is governed by the law in force in New South Wales, Australia.

3.2 Submission to jurisdiction

The Bank irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales and the courts of appeal from them.

3.3 Service of process

For so long as any of the Bonds are outstanding, the Bank will ensure that there is an agent appointed to accept service of process on its behalf in New South Wales, Australia in respect of any legal action or proceedings as may be brought in the courts of New South Wales, Australia or the federal courts of Australia.

3.4 Initial Agent for service of process

The agent initially appointed by the Bank in New South Wales, Australia is Dabserv Corporate Services Pty Ltd (ABN 73 001 824 111) at its office for the time being, which is currently at c/- Mallesons Stephen Jaques, Level 53, Governor Phillip Tower, 1 Farrer Place, Sydney NSW, Australia 2000.

EXECUTED as a deed poll

Deed Poll

Schedule 1 - Terms and Conditions of the Bonds

The following are the Terms and Conditions of the Bonds.

The Bonds will be unsecured debt obligations of the Bank owing under the Deed Poll and will take the form of entries in the Register. A copy of the Deed Poll is available for inspection by Bondholders during normal business hours at the respective offices of the Registrar and the Joint Lead Managers specified in the Information Statement Supplement of the Bank dated [ ] 2001.

The Asian Development Bank is not a bank which is authorised under the Banking Act (1959) of the Commonwealth of Australia. The Bonds are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

Each Bondholder and any person claiming through or under a Bondholder is deemed to have notice of and is bound by these Terms and Conditions, the Deed Poll and the Information Memorandum.

1 Interpretation

Definitions

1.1 The following words have these meanings in these Terms and Conditions unless the contrary intention appears:

Austraclear means Austraclear Limited (ABN 94 002 060 773) its successors and assigns.

Austraclear Regulations means the regulations known as the "Regulations and Operating Manual" established by Austraclear (as amended or replaced from time to time) to govern the use of the Austraclear System.

Austraclear System means the system operated by Austraclear for holding securities and electronic recording and settling of transactions in those securities between members of that system.

Bank means the Asian Development Bank.

Bond means one of an authorised issue of 6.25% Bonds of 2001 due 15 June 2011 of the Bank in an aggregate principal amount of A$500,000,000 owing under the Deed Poll to a Bondholder, the details of which are recorded in, and evidenced by, inscription in the Register.

Bondholder means a person whose name is for the time being entered in the Register as the holder of a Bond or, where a Bond is owned jointly by one or more persons, the persons whose names appear in the Register as the joint owners of that Bond and (for the

avoidance of doubt) when a Bond is entered into the Austraclear System, includes Austraclear acting on behalf of a member of the Austraclear System.

Business Day means a day (other than a Saturday or Sunday) on which commercial banks are open for general banking business in Sydney, New South Wales.

Charter means the Agreement Establishing the Asian Development Bank.

CHESS means the Clearing House Electronic Sub-Register System operated by the Australian Stock Exchange Limited.

Condition means the correspondingly numbered condition in these Terms and Conditions.

Deed Poll means the Deed Poll (to which these Terms and Conditions form schedule 1) executed by the Bank.

Information Memorandum means the Information Statement dated 20 April 2001 and the Information Statement Supplement dated 4 July 2001, both prepared by the Bank in connection with the Bonds, and all documents incorporated by reference in either of them.

Interest Commencement Date means 15 June 2001.

Interest Payment Date means 15 June and 15 December in each year, commencing on 15 December 2001.

Interest Rate means 6.25 per cent per annum paid semi-annually in arrears.

Issue Date means 6 July 2001.

Maturity Date means 15 June 2011.

Meetings Provisions means the provisions for the convening of meetings of, and passing of resolutions by, Bondholders set out in schedule 2 to the Deed Poll.

Outstanding Principal Amount means, in relation to a Bond, the principal amount outstanding on that Bond from time to time.

Record Date means, in the case of payments of interest or principal, the close of business, Sydney, New South Wales time, on the eighth day before the relevant date for payment.

Register means a register, including any branch register, of Bondholders established and maintained by or on behalf of the Bank in which is entered the names and addresses of Bondholders whose Bonds are carried on that register, the amount of Bonds held by each Bondholder and the date of issue and transfer of those Bonds, and any other particulars which the Bank sees fit.

Registrar means the Reserve Bank of Australia or such other person appointed by the Bank to establish and maintain the Register on the Bank's behalf from time to time.

Registry Services Agreement means the agreement entitled "Registry Services Agreement" dated 15 September 1998 between the Bank and the Registrar, or any replacement of it, which is applicable to the Bonds.

Interpretation

1.2 In these Terms and Conditions unless the contrary intention appears:

(a) a reference to "A$" is a reference to the lawful currency of the Commonwealth of Australia;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(c) the singular includes the plural and vice versa;

(d) the word "person" includes a firm, body corporate, an unincorporated association or an authority;

(e) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns; and

(f) a reference to any thing (including, without limitation, any amount) is a reference to the whole and each part of it and a reference to a group of persons is a reference to all of them collectively and to each of them individually.

Headings

1.3 Headings are inserted for convenience and do not affect the interpretation of these Terms and Conditions.

2 Form, denomination and title

Constitution under Deed Poll

2.1 The Bonds are debt obligations of the Bank owing under the Deed Poll and take the form of entries in the Register. Each entry in the Register constitutes a separate and individual acknowledgement to the relevant Bondholder of the indebtedness of the Bank to the relevant Bondholder.

Independent obligations

2.2 The obligations of the Bank in respect of each Bond constitute separate and independent obligations which the Bondholder to whom

those obligations are owed is entitled to enforce without having to join any other Bondholder or any predecessor in title of a Bondholder.

Denomination

2.3 Bonds are issued in denominations of A$1,000. Bonds may only be issued if the Bonds are issued in a manner which does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Law and which complies with the Banking (Exemption) Order No. 82 promulgated by the Banking Act 1959 (Cwlth) and any applicable laws in other domiciles in which the Bonds are offered for sale.

Register conclusive

2.4 Entries in the Register in relation to a Bond constitute conclusive evidence that the person so entered is the registered owner of the Bond subject to rectification for fraud or error. No Bond will be registered in the name of more than four persons. A Bond registered in the name of more than one person is held by those persons as joint tenants. Bonds will be registered by name only without reference to any trusteeship. The person registered in the Register as a Bondholder of a Bond will be treated by the Bank and the Registrar as absolute owner of that Bond and neither the Bank nor the Registrar is, except as ordered by a court or as required by statute, obliged to take notice of any other claim to a Bond.

Bondholders absolutely entitled

2.5 Upon a person acquiring title to any Bond by virtue of becoming registered as the owner of that Bond, all rights and entitlements arising by virtue of the Deed Poll in respect of that Bond vest absolutely in the registered owner of the Bond, such that no person who has previously been registered as the owner of the Bond has or is entitled to assert against the Bank or the Registrar or the registered owner of the Bond for the time being and from time to time any rights, benefits or entitlements in respect of the Bond.

Location of Register

2.6 The Register will be established and maintained in Sydney, New South Wales.

Certificates

2.7 No certificate or other evidence of title will be issued by or on behalf of the Bank to evidence title to a Bond unless the Bank determines that certificates should be made available or it is required to do so pursuant to any applicable law or regulation.

3 Transfers

Limit on transfer

3.1 Bonds may be transferred in whole or in part. Bonds may only be transferred if the transfer does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Law and complies with the Banking (Exemption) Order No 82 promulgated by the Banking Act 1959 (Cwlth), as if applied to the Issuer mutandis mutandi. Where the transfer is not subject to the Corporations Law in force in Australia, such transfer must be made in accordance with all applicable laws. Bonds entered in the Austraclear System will be transferable only in accordance with the Austraclear Regulations.

Transfer forms

3.2 Unless Bonds are lodged in the Austraclear System, application for the transfer of Bonds must be made by the lodgement of a transfer form with the Registrar. Transfer forms are available from the Registrar. Each form must be accompanied by such evidence (if any) as the Registrar may require to prove the title of the transferor or the transferor's right to transfer the Bond and be signed by both the transferor and the transferee.

Registration of transfer

3.3 The transferor of a Bond is deemed to remain the holder of that Bond until the name of the transferee is entered in the Register in respect of that Bond. Transfers will not be registered later than eight days prior to the Maturity Date of the Bonds.

No charge on transfer

3.4 Transfers will be registered without charge provided taxes, duties or other governmental charges (if any) imposed in relation to the transfer have been paid.

Estates

3.6 A person becoming entitled to a Bond as a consequence of the death or bankruptcy of a Bondholder or of a vesting order or a person administering the estate of a Bondholder may, upon producing such evidence as to that entitlement or status as the Registrar considers sufficient, transfer the Bond or, if so entitled, become registered as the holder of the Bond.

Unincorporated associations

3.7 A transfer to an unincorporated association is not permitted.

Transfer of unidentified Bonds

3.8 Where the transferor executes a transfer of less than all Bonds registered in its name, and the specific Bonds to be transferred are not identified, the Registrar may (subject to the limit on minimum

holdings) register the transfer in respect of such of the Bonds registered in the name of the transferor as the Registrar thinks fit, provided the aggregate principal amount of the Bonds registered as having been transferred equals the aggregate principal amount of the Bonds expressed to be transferred in the transfer.

Registry

3.9 Bonds which are listed on the Australian Stock Exchange will not be transferred through or registered on CHESS and will not be "CHESS approved securities". In the event that an interface between the register maintained by the Registrar and CHESS is established, the Deed Poll and each Bond may be amended to facilitate settlement on CHESS and so that the Bonds will become "CHESS approved securities".

4 Status

The Bonds are direct, unsecured obligations of the Bank ranking *pari passu* without any preference among themselves, with all the Bank's other obligations that are unsecured and unsubordinated.

5 Negative Pledge

So long as any of the Bonds are outstanding and payment has not been made or duly provided for, the Bank will not cause or permit to be created on any of its property or assets any mortgage, pledge or other lien or charge ("**Encumbrance**") as security for any notes, bonds or other evidences of indebtedness ("**Securities**") issued, assumed or guaranteed by the Bank for money borrowed (other than purchase money mortgages and pledges or liens on property purchased by the Bank as security for all or part of the purchase price thereof), unless the Bonds are secured by such Encumbrance equally and rateably with such Securities.

6 Interest

Interest rate and accrual

6.1 Bonds bear interest from their Interest Commencement Date at the Interest Rate and such interest is payable semi annually in arrears on each Interest Payment Date.

Interest accrues from the Interest Commencement Date on the Outstanding Principal Amount. Interest will cease to accrue on maturity of a Bond unless default is made in the payment of any principal amount in which case interest continues to accrue on the principal amount in respect of which payment has been improperly withheld or refused or default has been made (as well after as before any demand or judgement) at the Interest Rate then applicable but not beyond the fifteenth day after the necessary funds for redemption have been provided to the Registrar.

Calculations and adjustments

6.2 Each semi-annual interest payment will be half the annual interest payment. Whenever it is necessary to compute an amount of interest in respect of any Bond for a period of less than or more than 6 months, such interest shall be calculated on the basis of a 365 day year and the actual number of days elapsed.

For the purposes of any calculations referred to in these Terms and Conditions and unless otherwise specified in these Terms and Conditions all amounts used in or resulting from such calculations will be rounded to the nearest cent (with one half cent being rounded up).

7 Redemption and purchase

Redemption on maturity

7.1 Unless previously purchased and cancelled by the Bank, each Bond shall be redeemed on maturity at its principal amount. The Bonds will not be redeemable prior to maturity.

Purchase of Bonds

7.2 The Bank may at any time purchase Bonds in the open market or otherwise and at any price. All unmatured Bonds purchased in accordance with this Condition may be cancelled at the election of the Bank.

8 Events of Default

Events of Default

8.1 If the Bank defaults in the payment of the principal of, or premium, if any, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for, any bonds (including the Bonds), notes or similar obligations which have been issued, assumed or guaranteed by the Bank, and such default continues for a period of 90 days, then at any time thereafter and during the continuance of such default the holder of any of the Bonds may deliver or cause to be delivered to the Bank at its principal office (with a copy to the Registrar) written notice that such holder elects to declare the principal of all Bonds held by it (the aggregate principal amount of such Bonds to be specified in such notice) to be due and payable.

The principal of and accrued interest on such Bonds shall become due and payable on the thirtieth day after such notice is so delivered to the Bank, unless prior to that time all such defaults existing at the time the notice is given have been cured.

9 Payments

Record Date

9.1 Payments to Bondholders will be made according to the particulars recorded in the Register at 5.00pm on the relevant Record Date.

Joint holders

9.2 When a Bond is held jointly, payment will be made to the holders in their joint names unless requested otherwise.

Payments to accounts

9.3 Payments in respect of each Bond will be made by crediting on the relevant Interest Payment Date, in the case of payments of interest, or the due date for redemption or repayment, in the case of payments of principal, the amount then due to an account previously notified by the registered owner of the Bond to the Registrar.

If the registered owner of the Bond has not notified the Registrar of such an account by close of business on the relevant Record Date or upon application by the registered owner of the Bond to the Registrar no later than close of business on the relevant Record Date, payments in respect of the relevant Bond will be made by cheque, mailed on the relevant Interest Payment Date in the case of payments of interest or on the due date for redemption or repayment, in the case of payments of principal, at the Bondholder's risk to the registered owner (or to the first named of joint registered owners) of such Bond at the address appearing in the Register as at the Record Date.

Cheques to be despatched to the nominated address of a Bondholder will in such cases be deemed to have been received by the Bondholder on the relevant Interest Payment Date in the case of payments of interest or the due date for redemption or repayment, in the case of payments of principal and no further amount will be payable by the Bank in respect of the relevant Bond as a result of payment not being received by the Bondholder on the due date.

Payments to the Registrar

9.4 Unless otherwise agreed between the Bank and the Registrar, the Bank must pay amounts due under each Bond to a bank account in Sydney in the name of the Bank operated by the Registrar.

Payment constitutes release

9.5 Any payment made by or on behalf of the Bank to the Registrar in respect of an amount due under a Bond constitutes for all purposes an absolute and unconditional release and discharge of the Bank, to the extent of such payment, of all obligations and indebtedness in respect of the Bond in relation to which the payment was made.

Business Days

9.6 All payments must be made on a Business Day. If a payment is due under a Bond on a day which is not a Business Day the Bondholder is entitled to payment of such amount on the first following day which is a Business Day, and is not entitled to any interest or other payment in respect of any such delay.

Payments subject to fiscal laws

9.7 Payments in respect of principal and interest on the Bonds are subject in all cases to applicable provisions of fiscal and other laws and regulations.

Under the Charter, no member country (which includes Australia) may impose any tax on the Bonds:

(a) if such tax discriminates against the Bonds solely because they are issued by the Bank; or

(b) if the sole jurisdictional basis for such tax is the place or currency in which the Bonds are issued, made payable or paid, or the location of any office or place of business maintained by the Bank.

Also, under the Charter, the Bank is exempt from any obligation imposed by any member country for the payment, withholding or collection of any tax on any interest on the Bonds.

10 Time limit for claims

A claim against the Bank for a payment under a Bond is void unless such claim is made within a period of 10 years (in the case of principal) and five years (in the case of interest) from the relevant payment date.

11 Notices

To the Bank

11.1 A notice or other communication in connection with a Bond to the Bank must be in writing and may be given by prepaid post or delivery to the Bank at 6 ADB Avenue Mandaluyong City, 0401 Metro Manila, Philippines, Attention: Funding Division, Treasurer's Department or such other address notified to the Bondholders in accordance with Condition 11.2 (*Notices - To Bondholders)* from time to time.

To Bondholders

11.2 A notice or other communication in connection with a Bond to the Bondholder must be in writing and may be given by:

(a) an advertisement published in The Australian Financial Review or any other newspaper or newspapers circulating in Australia generally; or

(b) prepaid post or delivery to the address of each Bondholder or any relevant Bondholder as shown in the Register at the close of business 3 Business Days prior to the dispatch of the relevant notice or communication.

Effective on receipt

11.3 Unless a later time is specified in it a notice, approval, consent or other communication takes effect from the time it is received, except that if it is received after 5.00pm in the place of receipt or on a non-business day in that place, it is to be taken to be received at 9.00am on the next succeeding Business Day in that place.

Proof of receipt

11.4 Subject to Condition 11.3 (*Notices - Effective on receipt)*, proof of posting of a letter or of dispatch of a facsimile is proof of receipt:

(a) in the case of a letter, on the third (seventh, if outside Australia) day after posting; and

(b) in the case of a facsimile, on receipt by the sender of a successful transmission report.

12 Meetings of Bondholders

Meetings of Bondholders may be convened in accordance with the Meeting Provisions. Any such meeting may consider any matters affecting the interests of Bondholders, including, without limitation, the variation of the terms of the Bonds by the Bank and the granting of approvals, consents and waivers.

13 Amendments

The Terms and Conditions may be amended by the Bank, and the Registry Services Agreement may be amended by the parties to such document, without the consent of any Bondholder:

(a) for the purposes of curing any ambiguity, or correcting or supplementing any defective or inconsistent provisions therein; or

(b) in the case of the Terms and Conditions, in any manner which the Bank deems, or in the case of the Registry Services Agreement, in any manner which the Bank and the Registrar deem, necessary or desirable and which does not adversely affect the interests of the Bondholders.

The Terms and Conditions and Registry Services Agreement may otherwise be varied by the Bank with the approval of the Registrar and the Bondholders pursuant to a resolution of Bondholders passed

in accordance with the Meetings Provisions. No other variation to the Terms and Conditions has effect in relation to the Bondholders who hold Bonds at the date of any amending deed, unless they otherwise agree in writing. A variation will take effect in relation to all subsequent Bondholders.

14 Further issues

The Bank may from time to time without the consent of the Bondholders create and issue further bonds having the same Terms and Conditions as the Bonds (for the avoidance of doubt, references in the conditions of such Bonds to "Issue Date" shall be to the first issue date of the Bonds) so that the same shall be consolidated and form a single series with such Bonds, and references in these Conditions to "Bonds" shall be construed accordingly.

15 Registrar

Role of the Registrar

15.1 Registrar acts solely as agent of the Bank and does not assume any obligations towards or relationship of agency or trust for or with any of the Bondholders save insofar that any funds received by the Registrar in accordance with the Registry Services Agreement shall, pending their application in accordance with the Registry Services Agreement, be held by it in a segregated account which shall be held on trust for the persons entitled thereto.

Change of Registrar

15.2 The Bank reserves the right at any time to terminate the appointment of the Registrar in accordance with the Registry Services Agreement and to appoint successor or additional registrars, provided, however, that the Bank must at all times maintain the appointment of a registrar with its specified office in Australia. Notice of any such termination of appointment will be given to the Bondholders in accordance with Condition 11 (*Notices - To Bondholders).*

16 Governing law and jurisdiction

Governing law

16.1 The Bonds are governed by the law in force in New South Wales, Australia.

Jurisdiction

16.2 The Bank irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales, Australia and courts of appeal from them.

Agent for service of process

16.3 For so long as any of the Bonds are outstanding, the Bank will ensure that there is an agent appointed to accept service of process on its

behalf in New South Wales, Australia in respect of any legal action or proceedings as may be brought in the courts of New South Wales, Australia or the federal courts of Australia.

The agent initially appointed by the Bank in New South Wales, Australia is Dabserv Corporate Services Pty Ltd (ABN 73 001 824 111) at its office for the time being, which is currently at c/- Mallesons Stephen Jaques, Level 60, Governor Phillip Tower, 1 Farrer Place, Sydney, NSW, Australia, 2000.

Schedule 2 - Meeting Provisions

1 Convening

Each of the Bank or any one or more Bondholders entitled to receive in aggregate not less than 10% of the Outstanding Principal Amount of all Bonds for the time being may convene a meeting (which includes, if there is only one Bondholder, the attendance of that person at the place and at the time specified pursuant to this schedule) of Bondholders.

2 Notice

(a) At least 15 Business Days notice (exclusive of the day on which the notice is given and of the day on which the meeting is held) specifying the day, time and place of meeting must be given to each other party and to each Bondholder by the convenor of the meeting in accordance with Condition 11 (*Notices*). The notice must also specify the nature of the resolutions to be proposed.

(b) Voting certificates may be obtained from, and proxy forms must be given to, the Registrar not later than 7 Business Days before the time fixed for the meeting.

3 Short notice

Notwithstanding that:

(a) a meeting is called by shorter notice than that specified in clause 2 or 4(c) of this schedule; or

(b) a meeting or details of it are not notified, advised or approved in accordance with clauses 1 and 2 of this schedule,

the meeting will be taken to be duly called if that is agreed to by Bondholders representing a quorum. The non-receipt of notice by any Bondholder does not invalidate the proceedings at any meeting or any resolution passed in writing.

4 Quorum

(a) At any meeting any one or more persons present in person holding voting certificates or being proxies and being entitled to receive or representing in the aggregate not less than 10% of the Outstanding Principal Amount of all Bonds for the time being will (except for the purpose of passing an Extraordinary Resolution) form a quorum for the transaction of business. No business (other than the choosing of a chairman) will be transacted at any meeting unless the requisite quorum is

present at the commencement of business. The quorum at any such meeting for passing an Extraordinary Resolution will (subject as provided below) be one or more persons present in person holding voting certificates or being proxies and being entitled to receive or representing in the aggregate not less than 50% of the Outstanding Principal Amount of all Bonds for the time being.

(b) If within 30 minutes from the time fixed for any meeting a quorum is not present, the meeting will, if convened by Bondholders, be dissolved. In any other case it will stand adjourned for such period, not being less than 14 days nor more than 42 days, and to such place, as may be decided by the chairman nominated pursuant to clause 5 of this schedule. At such adjourned meetings one or more persons present in person holding voting certificates or being proxies (whatever the Outstanding Principal Amount of the entitlement represented) will form a quorum and may pass an Ordinary Resolution and decide upon all matters which could properly have been dealt with at the meeting from which the adjournment took place had a quorum been present at such meeting. At any adjourned meeting at which is to be proposed an Extraordinary Resolution the quorum will be one or more persons present holding voting certificates or being proxies and being entitled to receive or representing in the aggregate not less than one-quarter of the Outstanding Principal Amount of all Bonds for the time being.

(c) At least 10 days' notice of any meeting adjourned through want of a quorum will be given in the same manner as for an original meeting and that notice will state the quorum required at such adjourned meeting. It will not, however, otherwise be necessary to give any notice of an adjourned meeting.

5 Chairman

The person (who may, but need not, be a Bondholder) nominated in writing by the Bank will take the chair at every meeting but if no such nomination is made or if at any meeting the person nominated is not present within 15 minutes after the time fixed for the meeting, the Bondholders present will choose one of their number to be chairman, failing which the Bank may appoint a chairman. The chairman of an adjourned meeting need not be the same person as was chairman of the original meeting.

6 Adjournment

The chairman may with the consent of (and must if directed by) any meeting adjourn a meeting from time to time and from place to place but no business will be transacted at any adjourned meeting except business which might properly have been transacted at the meeting from which the adjournment took place.

7 Right to attend and speak

No person is entitled to attend and speak at any meeting other than the Bondholders, the Bank, the Registrar or any director, officer or solicitor or any other person authorised by any of the above to do so.

8 Proxies

(a) The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a company, either under its seal or under the hand of an officer or attorney so authorised.

(b) A person appointed to act as a proxy need not be a Bondholder. A holder of a proxy has the right to speak at the meeting.

(c) Not less than 7 Business Days (or such other shorter period as the Registrar may agree and as specified in the notice convening the meeting) before the time appointed for holding the meeting or adjourned meeting or for the taking of a poll at which the person named in the instrument proposed to vote, the instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such power or authority certified in such manner as the Registrar may require will be:

(i) deposited at such place as the Registrar or the Bank with the approval of the Registrar may direct, and as set out in the notice convening the meeting; or

(ii) if no such place is appointed, sent to the Registrar at the address of the Registrar set out in Condition 11 (or otherwise specified for the purposes of that clause).

If a proxy is not deposited at the place and in the time specified, the instrument of proxy will not be treated as valid.

(d) An instrument of proxy may be in any usual or common form or in such other form as the Registrar may approve and may make provision for directions to be given by the grantor to vote in favour of or against any proposed resolution.

(e) A proxy whether in usual or common form or not will, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates and need not be witnessed.

(f) An instrument of proxy in favour of:

(i) an officer of the Registrar or of any other entity; or

(ii) the chairman of any meeting (howsoever expressed),

is valid and effectual as though it were in favour of a named person and will, in the case of subparagraph (i), constitute the person holding the office or any one acting in that office and, in the case of subparagraph (ii), constitute the person who chairs the meeting for which the proxy is used (whether on adjournment or not), the lawful proxy of the appointor.

9 Voting procedure and polls

(a) A resolution put to the vote at a meeting will be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or the Registrar or any representative of the Registrar or by the Bank or by any Bondholder or Bondholders entitled to vote at that meeting. Unless a poll is so demanded, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost is conclusive evidence of that fact without proof of the number of proportion of the votes recorded in favour of or against such resolution. An Ordinary Resolution will be passed by a simple majority of persons present in person or by proxy while an Extraordinary Resolution will only be passed by at least a three-quarters majority of persons present in person or by proxy.

(b) If a poll is duly demanded, it will be taken in such manner as the chairman may direct, and the result of the poll will be deemed to be the resolution of the meeting at which the poll was demanded. On a poll, each Bondholder or proxy present will have one vote for each $1 in Outstanding Principal Amount of the Bonds registered in the name of the Bondholder or the grantor of the proxy, as the case may be.

(c) A poll demanded on the election of a chairman or on a question of adjournment must be taken forthwith. A poll demanded on any other question must be taken, either immediately or at such time (not being more than 30 days from the date of the meeting) and place as the chairman may direct. No notice need be given of a poll not taken immediately.

(d) The demand for a poll will not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded.

(e) On a poll, a person entitled to more than one vote need not use all the votes to which that person is entitled or cast all the votes that person uses in the same way.

(f) A vote given in accordance with the terms of an instrument of proxy or power of attorney or other form of appointment is valid, notwithstanding the previous death, insanity or (in the case of a company) receivership or liquidation of the principal or revocation of the proxy or power of attorney or

other form of appointment or of the authority under which the proxy was executed, provided that no intimation in writing of such death, insanity, receivership, liquidation or revocation is received by the proxy holder pursuant to a notice given in accordance with Condition 11 48 hours or more before the commencement of the meeting or adjourned meeting at which the proxy is used.

10 Extraordinary Resolutions

Subject to clause 11 (*Resolutions binding)* of this schedule the Bondholders have the following powers exercisable by Extraordinary Resolution:

(a) power to sanction any release, modification, waiver, variation, consent, approval, moratorium, compromise or arrangement in respect of the rights of Bondholders against the Bank, whether such rights arise under the Bonds or otherwise; and

(b) power to give any sanction, assent, release or waiver of any breach or Event of Default by the Bank under any of the Terms and Conditions.

11 Resolutions binding

Subject to this clause, a resolution (whether passed at a meeting duly convened or held in accordance with this schedule or passed in writing in accordance with clause 13 of this schedule) is binding upon all Bondholders and the Bondholders are bound to give effect thereto.

12 Minutes to be kept

Minutes of all resolutions and proceedings at every meeting of Bondholders will be made by the Registrar or, if the Registrar is not present at any meeting, by some person appointed by the chairman of that meeting for that purpose and will be duly entered in books from time to time provided for that purpose by the Registrar. Any minutes purporting to be signed by the chairman of the meeting at which the resolutions were passed or the proceedings were conducted, will be prima facie evidence of the matters therein stated, and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been made will be deemed to have been duly held and convened and all resolutions passed or proceedings had thereat to be duly passed and had.

13 Passing of resolutions by instrument in writing

Notwithstanding the preceding provisions of this schedule, a resolution of Bondholders (including an Extraordinary Resolution) may be passed, without any meeting or previous notice being required, by an instrument or instruments in writing which have been signed by a simple majority of Bondholders in relation to an Ordinary Resolution and at least a three-quarters majority of Bondholders in

relation to an Extraordinary Resolution. Any such instrument will be effective upon presentation to the Registrar for entry in the records referred to in clause 12 (*Minutes to be kept*) of this schedule.

For the purposes of this clause 13, a resolution passed in writing will not be valid if a copy of the instrument was not provided to each Bondholder entitled to receive the same in sufficient time for that Bondholder to respond. A person recorded in the Register as a Bondholder on the day of dispatch of such instrument is entitled to receive the same. A Bondholder must respond to any such instrument within 5 Business Days of the date of that instrument.

Deed Poll

Signing page

SIGNED for and on behalf of the **ASIAN DEVELOPMENT BANK** by its duly Authorized Representative in the presence of:

....
Signature of witness

....
Name of witness (block letters)

....
Address of witness

....
Occupation of witness

....
By executing this agreement the Authorized Representative states that they have received no notice of revocation of the authority

THE SEAL OF **ASIAN DEVELOPMENT BANK** WAS AFFIXED IN ACCORDANCE WITH ITS CONSTITUENT DOCUMENTS

....
B.N. Lohani
Secretary

Deed Poll

Dated 4 July 2001

by the Asian Development Bank, as Issuer

in relation to the
A$500,000,000 6.25% Bonds of 2001 due 15 June 2011

The Asian Development Bank is not a bank which is authorised under the Banking Act (1959) of the Commonwealth of Australia.

The Bonds are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

Mallesons Stephen Jaques
Solicitors
Rialto
525 Collins Street
Melbourne Vic 3000
Telephone (61 3) 9643 4000
Fax (61 3) 9643 5999
DX 101 Melbourne
Ref: JLP: DCO

Deed Poll

Contents

Fourth Supplemental Deed Poll

Dated 16 June 2008

by the Asian Development Bank, as Issuer

in relation to the
A$150,000,000 6.25% Bonds of 2008 due 15 June 2011
(to be consolidated, form a single series and be fungible with the A$500,000,000 6.25% Bonds of 2001 due 15 June 2011 issued on 6 July 2001, the A$300,000,000 6.25% Bonds of 2006 due 15 June 2011 issued on 24 February 2006, the A$200,000,000 6.25% Bonds of 2007 due 15 June 2011 issued on 12 October 2007 and the A$150,000,000 6.25% Bonds of 2008 due 15 June 2011 issued on 11 March 2008)

The Asian Development Bank is not a bank which is authorised under the Banking Act 1959 of Australia.

The Bonds are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

Mallesons Stephen Jaques
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.mallesons.com
Ref: GNH:AGF

Fourth Supplemental Deed Poll

Contents

Fourth Supplemental Deed Poll

Details

Parties	
Issuer	**Asian Development Bank** (the "**Bank**")
In favour of	Each person who is from time to time (a) a Bondholder (as defined in the Terms and Conditions of the Bonds as set out in schedule 1 to this deed (the "Terms and Conditions")) or (b) a holder of the A$500,000,000 6.25% Bonds of 2001 due 15 June 2011 issued on 6 July 2001, the A$300,000,000 6.25% Bonds of 2006 due 15 June 2011 issued on 24 February 2006, the A$200,000,000 6.25% Bonds of 2007 due 15 June 2011 issued on 12 October 2007 or the A$150,000,000 6.25% Bonds of 2008 due 15 June 2011 issued on 11 March 2008 (pursuant to clause 1.4 of this deed).
Recitals	A. The Bank proposes to issue Bonds from time to time. B. The Bonds will be issued in registered form by inscription in the Register. C. This fourth supplemental deed poll supplements and should be read in conjunction with, the deed poll executed by the Bank and dated 4 July 2001 relating to the A$500,000,000 6.25% Bonds of 2001 due 15 June 2011 issued on 6 July 2001, the supplemental deed poll executed by the Bank and dated 22 February 2006 relating to the A$300,000,000 6.25% Bonds of 2006 due 15 June 2011 issued on 24 February 2006, the second supplemental deed poll executed by the Bank and dated 10 October 2007 relating to the A$200,000,000 6.25% Bonds of 2007 due 15 June 2011 issued on 12 October 2007 and the third supplemental deed poll executed by the Bank and dated 7 March 2008 relating to the A$150,000,000 6.25% Bonds of 2008 due 15 June 2011 issued on 11 March 2008.
Governing law	New South Wales
Date of deed	16 June 2008

Fourth Supplemental Deed Poll

General terms

1 The Bonds

1.1 Creation of Bonds

The obligations of the Bank under the Bonds are constituted by, and specified in, this deed.

1.2 Undertaking to pay

The Bank undertakes with each Bondholder to pay, in respect of each Bond held by the Bondholder, the Outstanding Principal Amount, any interest and any other moneys payable on the Bond in accordance with the Terms and Conditions and otherwise to comply with the Terms and Conditions.

1.3 Appointment of Registrar

The Bank agrees to appoint the Registrar as registrar and paying agent under the Registry Services Agreement. The Registrar will be required, among other things, to establish and maintain a principal Register in Sydney, New South Wales or such other city as the Bank and the Registrar may agree.

1.4 Fungible Issue

The New Bonds (as defined below) are to be consolidated and form a single series with the A$500,000,000 6.25% Bonds of 2001 due 15 June 2011 issued on 6 July 2001, the A$300,000,000 6.25% Bonds of 2006 due 15 June 2011 issued on 24 February 2006, the A$200,000,000 6.25% Bonds of 2007 due 15 June 2011 issued on 12 October 2007 and the A$150,000,000 6.25% Bonds of 2008 due 15 June 2011 issued on 11 March 2008 (the "**Existing Bonds**" and, together with the New Bonds, the "**Bonds**") respectively constituted under the deed poll dated 4 July 2001, the supplemental deed poll dated 22 February 2006, the second supplemental deed poll dated 10 October 2007 and the third supplemental deed poll dated 7 March 2008 (together, the "**Original Deed Poll**") such that the aggregate principal amount of such single series shall, following the issue of the New Bonds, be A$1,300,000,000. The undertakings of the Issuer contained in the Original Deed Poll and the undertakings of the Issuer in this deed are to be taken as single undertakings by the Bank in respect of the Bonds and are made in favour of the holders of the Bonds. In addition, all of the other rights and benefits expressed to be made in favour of the holders of the Existing Bonds in the Original Deed Poll shall be available to, and enforceable by, the holders of the New Bonds. In this clause 1.4, "New Bonds" shall have the meaning given to Bonds in the Terms and Conditions.

2 Rights and obligations of Bondholders

2.1 Benefit and entitlement

This deed is executed as a deed poll. Accordingly, each Bondholder has the benefit of, and is entitled to enforce, this deed even though it is not a party to, or is not in existence at the time of execution and delivery of, this deed.

2.2 Rights independent

Each Bondholder may enforce its rights under this deed independently from the Registrar and each other Bondholder.

2.3 Bondholders bound

Each Bondholder and any person claiming through or under a Bondholder is bound by this deed. The Bonds will be issued subject to and on the basis that each Bondholder is deemed to have notice of, and be bound by, all the provisions of this deed, the Information Memorandum, the Terms and Conditions and the Registry Services Agreement.

2.4 Directions to hold Supplemental Deed Poll

Each Bondholder is taken to have irrevocably nominated and authorised the Registrar to hold this deed in Sydney on its behalf.

3 Governing law, jurisdiction and service of process

3.1 Governing law

This deed is governed by the law in force in New South Wales, Australia.

3.2 Submission to jurisdiction

The Bank irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales and the courts of appeal from them.

3.3 Service of process

For so long as any of the Bonds are outstanding, the Bank will ensure that there is an agent appointed to accept service of process on its behalf in New South Wales, Australia in respect of any legal action or proceedings as may be brought in the courts of New South Wales, Australia or the federal courts of Australia.

3.4 Initial Agent for service of process

The agent initially appointed by the Bank in New South Wales, Australia is Dabserv Corporate Services Pty Ltd (ABN 73 001 824 111)) at its office for the time being, which is currently at c/- Mallesons Stephen Jaques, Level 53, Governor Phillip Tower, 1 Farrer Place, Sydney NSW 2000, Australia.

EXECUTED as a deed poll

Fourth Supplemental Deed Poll

Schedule 1 - Terms and Conditions of the Bonds

The following are the Terms and Conditions of the Bonds.

The Bonds will be unsecured debt obligations of the Bank owing under the Deed Poll and will take the form of entries in the Register. A copy of the Deed Poll is available for inspection by Bondholders during normal business hours at the respective offices of the Registrar and the Lead Manager specified in the Information Statement Supplement of the Bank dated 16 June 2008.

The Asian Development Bank is not a bank which is authorised under the Banking Act 1959 of Australia. The Bonds are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

Each Bondholder and any person claiming through or under a Bondholder is deemed to have notice of and is bound by these Terms and Conditions, the Deed Poll and the Information Memorandum.

1 Interpretation

Definitions

1.1 The following words have these meanings in these Terms and Conditions unless the contrary intention appears:

Austraclear means Austraclear Limited (ABN 94 002 060 773) its successors and assigns.

Austraclear Regulations means the regulations known as the "Regulations and Operating Manual" established by Austraclear (as amended or replaced from time to time) to govern the use of the Austraclear System.

Austraclear System means the system operated by Austraclear for holding securities and electronic recording and settling of transactions in those securities between members of that system.

Bank means the Asian Development Bank.

Bond means one of an authorised issue of 6.25% Bonds of 2008 due 15 June 2011 (to be consolidated, form a single series and be fungible with the A$500,000,000 6.25% Bonds of 2001 due 15 June 2011 issued on 6 July 2001, the A$300,000,000 6.25% Bonds of 2006 due 15 June 2011 issued on 24 February 2006, the A$200,000,000 6.25% Bonds of 2007 due 15 June 2011 issued on 12 October 2007 and the A$150,000,000 6.25% Bonds of 2008 due 15 June 2011 issued on 11 March 2008) of the Bank in an aggregate principal amount of A$150,000,000 owing under the Deed Poll to a Bondholder, the details of which are recorded in, and evidenced by, inscription in the Register.

Bondholder means a person whose name is for the time being entered in the Register as the holder of a Bond or, where a Bond is owned jointly by one or more persons, the persons whose names appear in the Register as the joint owners of that Bond and (for the avoidance of doubt) when a Bond is entered into the Austraclear System, includes Austraclear acting on behalf of a member of the Austraclear System.

Business Day means a day (other than a Saturday or Sunday) on which commercial banks are open for general banking business in Sydney, New South Wales.

Charter means the Agreement Establishing the Asian Development Bank.

CHESS means the Clearing House Electronic Sub-Register System operated by the ASX Limited (ABN 98 008 624 691).

Condition means the correspondingly numbered condition in these Terms and Conditions.

Deed Poll means the deed poll executed by the Bank and dated 4 July 2001 relating to the A$500,000,000 6.25% Bonds of 2001 due 15 June 2011, as supplemented by the supplemental deed poll dated 22 February 2006, the second supplemental deed poll dated 10 October 2007, the third supplemental deed poll dated 7 March 2008 and the fourth supplemental deed poll dated 16 June 2008 (to which these Terms and Conditions form schedule 1) executed by the Bank.

Information Memorandum means the Information Statement dated 18 April 2008 and the Information Statement Supplement dated 16 June 2008, both prepared by the Bank in connection with the Bonds, and all documents incorporated by reference in either of them.

Interest Commencement Date means 15 June 2008.

Interest Payment Date means 15 June and 15 December in each year, commencing on 15 December 2008.

Interest Rate means 6.25 per cent per annum paid semi-annually in arrears.

Issue Date means 17 June 2008.

Maturity Date means 15 June 2011.

Meetings Provisions means the provisions for the convening of meetings of, and passing of resolutions by, Bondholders set out in schedule 2 to the Deed Poll.

Outstanding Principal Amount means, in relation to a Bond, the principal amount outstanding on that Bond from time to time. For the purposes of accruing interest, for the period commencing on (and including) the Interest Commencement Date up to (but excluding) the Interest Payment Date falling on 15 December 2008, the

principal amount outstanding on each Bond shall be deemed to be A$1,000.

Record Date means, in the case of payments of interest or principal, the close of business, Sydney, New South Wales time, on the eighth day before the relevant date for payment.

Register means a register, including any branch register, of Bondholders established and maintained by or on behalf of the Bank in which is entered the names and addresses of Bondholders whose Bonds are carried on that register, the amount of Bonds held by each Bondholder and the date of issue and transfer of those Bonds, and any other particulars which the Bank sees fit.

Registrar means the Reserve Bank of Australia or such other person appointed by the Bank to establish and maintain the Register on the Bank's behalf from time to time.

Registry Services Agreement means the agreement entitled "Registry Services Agreement" dated 15 September 1998 between the Bank and the Registrar, or any replacement of it, which is applicable to the Bonds.

Interpretation

1.2 In these Terms and Conditions unless the contrary intention appears:

(a) a reference to "A$" is a reference to the lawful currency of the Commonwealth of Australia;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(c) the singular includes the plural and vice versa;

(d) the word "person" includes a firm, body corporate, an unincorporated association or an authority;

(e) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(f) a reference to any thing (including, without limitation, any amount) is a reference to the whole and each part of it and a reference to a group of persons is a reference to all of them collectively and to each of them individually; and

(g) a reference to "Corporations Law" is a reference to the Corporations Act 2001 of Australia.

Headings

1.3 Headings are inserted for convenience and do not affect the interpretation of these Terms and Conditions.

2 Form, denomination and title

Constitution under Deed Poll

2.1 The Bonds are debt obligations of the Bank owing under the Deed Poll and take the form of entries in the Register. Each entry in the Register constitutes a separate and individual acknowledgement to the relevant Bondholder of the indebtedness of the Bank to the relevant Bondholder.

Independent obligations

2.2 The obligations of the Bank in respect of each Bond constitute separate and independent obligations which the Bondholder to whom those obligations are owed is entitled to enforce without having to join any other Bondholder or any predecessor in title of a Bondholder.

Denomination

2.3 Bonds are issued in denominations of A$1,000. Bonds may only be issued if the Bonds are issued in a manner which does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Law and which complies with Banking (Exemption) Order No. 82 promulgated under the Banking Act 1959 of Australia and any applicable laws in other domiciles in which the Bonds are offered for sale.

Register conclusive

2.4 Entries in the Register in relation to a Bond constitute conclusive evidence that the person so entered is the registered owner of the Bond subject to rectification for fraud or error. No Bond will be registered in the name of more than four persons. A Bond registered in the name of more than one person is held by those persons as joint tenants. Bonds will be registered by name only without reference to any trusteeship. The person registered in the Register as a Bondholder of a Bond will be treated by the Bank and the Registrar as absolute owner of that Bond and neither the Bank nor the Registrar is, except as ordered by a court or as required by statute, obliged to take notice of any other claim to a Bond.

Bondholders absolutely entitled

2.5 Upon a person acquiring title to any Bond by virtue of becoming registered as the owner of that Bond, all rights and entitlements arising by virtue of the Deed Poll in respect of that Bond vest absolutely in the registered owner of the Bond, such that no person who has previously been registered as the owner of the Bond has or is entitled to assert against the Bank or the Registrar or the registered owner of the Bond for the time being and from time to time any rights, benefits or entitlements in respect of the Bond.

Location of Register

2.6 The Register will be established and maintained in Sydney, New South Wales.

Certificates

2.7 No certificate or other evidence of title will be issued by or on behalf of the Bank to evidence title to a Bond unless the Bank determines that certificates should be made available or it is required to do so pursuant to any applicable law or regulation.

3 Transfers

Limit on transfer

3.1 Bonds may be transferred in whole or in part. Bonds may only be transferred if the transfer does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Law and complies with Banking (Exemption) Order No 82 promulgated under the Banking Act 1959 of Australia, as if applied to the Issuer mutandis mutandi. Where the transfer is not subject to the Corporations Law in force in Australia, such transfer must be made in accordance with all applicable laws. Bonds entered in the Austraclear System will be transferable only in accordance with the Austraclear Regulations.

Transfer forms

3.2 Unless Bonds are lodged in the Austraclear System, application for the transfer of Bonds must be made by the lodgement of a transfer form with the Registrar. Transfer forms are available from the Registrar. Each form must be accompanied by such evidence (if any) as the Registrar may require to prove the title of the transferor or the transferor's right to transfer the Bond and be signed by both the transferor and the transferee.

Registration of transfer

3.3 The transferor of a Bond is deemed to remain the holder of that Bond until the name of the transferee is entered in the Register in respect of that Bond. Transfers will not be registered later than eight days prior to the Maturity Date of the Bonds.

No charge on transfer

3.4 Transfers will be registered without charge, provided taxes, duties or other governmental charges (if any) imposed in relation to the transfer have been paid.

Estates

3.6 A person becoming entitled to a Bond as a consequence of the death or bankruptcy of a Bondholder or of a vesting order or a person administering the estate of a Bondholder may, upon producing such evidence as to that entitlement or status as the Registrar considers sufficient, transfer the Bond or, if so entitled, become registered as the holder of the Bond.

Unincorporated associations

3.7 A transfer to an unincorporated association is not permitted.

Transfer of unidentified Bonds

3.8 Where the transferor executes a transfer of less than all Bonds registered in its name, and the specific Bonds to be transferred are not identified, the Registrar may (subject to the limit on minimum holdings) register the transfer in respect of such of the Bonds registered in the name of the transferor as the Registrar thinks fit, provided the aggregate principal amount of the Bonds registered as having been transferred equals the aggregate principal amount of the Bonds expressed to be transferred in the transfer.

Registry

3.9 Bonds which are listed on the stock exchange operated by ASX Limited will not be transferred through or registered on CHESS and will not be "CHESS approved securities". In the event that an interface between the register maintained by the Registrar and CHESS is established, the Deed Poll and each Bond may be amended to facilitate settlement on CHESS and so that the Bonds will become "CHESS approved securities".

4 Status

The Bonds are direct, unsecured obligations of the Bank ranking *pari passu* without any preference among themselves, with all the Bank's other obligations that are unsecured and unsubordinated.

5 Negative Pledge

So long as any of the Bonds are outstanding and payment has not been made or duly provided for, the Bank will not cause or permit to be created on any of its property or assets any mortgage, pledge or other lien or charge ("**Encumbrance**") as security for any notes, bonds or other evidences of indebtedness ("**Securities**") issued, assumed or guaranteed by the Bank for money borrowed (other than purchase money mortgages and pledges or liens on property purchased by the Bank as security for all or part of the purchase

price thereof), unless the Bonds are secured by such Encumbrance equally and rateably with such Securities.

6 Interest

Interest rate and accrual

6.1 Bonds bear interest from their Interest Commencement Date at the Interest Rate and such interest is payable semi annually in arrears on each Interest Payment Date.

Interest accrues from the Interest Commencement Date on the Outstanding Principal Amount. Interest will cease to accrue on maturity of a Bond unless default is made in the payment of any principal amount in which case interest continues to accrue on the principal amount in respect of which payment has been improperly withheld or refused or default has been made (as well after as before any demand or judgement) at the Interest Rate then applicable but not beyond the fifteenth day after the necessary funds for redemption have been provided to the Registrar.

Calculations and adjustments

6.2 Each semi-annual interest payment will be half the annual interest payment. Whenever it is necessary to compute an amount of interest in respect of any Bond for a period of less than or more than 6 months, such interest shall be calculated on the basis of a 365 day year and the actual number of days elapsed.

For the purposes of any calculations referred to in these Terms and Conditions and unless otherwise specified in these Terms and Conditions all amounts used in or resulting from such calculations will be rounded to the nearest cent (with one half cent being rounded up).

7 Redemption and purchase

Redemption on maturity

7.1 Unless previously purchased and cancelled by the Bank, each Bond shall be redeemed on maturity at its principal amount. The Bonds will not be redeemable prior to maturity.

Purchase of Bonds

7.2 The Bank may at any time purchase Bonds in the open market or otherwise and at any price. All unmatured Bonds purchased in accordance with this Condition may be cancelled at the election of the Bank.

8 Events of Default

Events of Default

8.1 If the Bank defaults in the payment of the principal of, or premium, if any, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for, any bonds (including the Bonds), notes or similar obligations which have been issued, assumed or guaranteed by the Bank, and such default continues for a period of 90 days, then at any time thereafter and during the continuance of such default the holder of any of the Bonds may deliver or cause to be delivered to the Bank at its principal office (with a copy to the Registrar) written notice that such holder elects to declare the principal of all Bonds held by it (the aggregate principal amount of such Bonds to be specified in such notice) to be due and payable.

The principal of and accrued interest on such Bonds shall become due and payable on the thirtieth day after such notice is so delivered to the Bank, unless prior to that time all such defaults existing at the time the notice is given have been cured.

9 Payments

Record Date

9.1 Payments to Bondholders will be made according to the particulars recorded in the Register at 5.00pm on the relevant Record Date.

Joint holders

9.2 When a Bond is held jointly, payment will be made to the holders in their joint names unless requested otherwise.

Payments to accounts

9.3 Payments in respect of each Bond will be made by crediting on the relevant Interest Payment Date, in the case of payments of interest, or the due date for redemption or repayment, in the case of payments of principal, the amount then due to an account previously notified by the registered owner of the Bond to the Registrar.

If the registered owner of the Bond has not notified the Registrar of such an account by close of business on the relevant Record Date or upon application by the registered owner of the Bond to the Registrar no later than close of business on the relevant Record Date, payments in respect of the relevant Bond will be made by cheque, mailed on the relevant Interest Payment Date in the case of payments of interest or on the due date for redemption or repayment, in the case of payments of principal, at the Bondholder's risk to the registered owner (or to the first named of joint registered owners) of such Bond at the address appearing in the Register as at the Record Date.

Cheques to be despatched to the nominated address of a Bondholder will in such cases be deemed to have been received by the Bondholder on the relevant Interest Payment Date in the case of

payments of interest or the due date for redemption or repayment, in the case of payments of principal and no further amount will be payable by the Bank in respect of the relevant Bond as a result of payment not being received by the Bondholder on the due date.

Payments to the Registrar

9.4 Unless otherwise agreed between the Bank and the Registrar, the Bank must pay amounts due under each Bond to a bank account in Sydney in the name of the Bank operated by the Registrar.

Payment constitutes release

9.5 Any payment made by or on behalf of the Bank to the Registrar in respect of an amount due under a Bond constitutes for all purposes an absolute and unconditional release and discharge of the Bank, to the extent of such payment, of all obligations and indebtedness in respect of the Bond in relation to which the payment was made.

Business Days

9.6 All payments must be made on a Business Day. If a payment is due under a Bond on a day which is not a Business Day the Bondholder is entitled to payment of such amount on the first following day which is a Business Day, and is not entitled to any interest or other payment in respect of any such delay.

Payments subject to fiscal laws

9.7 Payments in respect of principal and interest on the Bonds are subject in all cases to applicable provisions of fiscal and other laws and regulations.

Under the Charter, no member country (which includes Australia) may impose any tax on the Bonds:

(a) if such tax discriminates against the Bonds solely because they are issued by the Bank; or

(b) if the sole jurisdictional basis for such tax is the place or currency in which the Bonds are issued, made payable or paid, or the location of any office or place of business maintained by the Bank.

Also, under the Charter, the Bank is exempt from any obligation imposed by any member country for the payment, withholding or collection of any tax on any interest on the Bonds.

10 Time limit for claims

A claim against the Bank for a payment under a Bond is void unless such claim is made within a period of 10 years (in the case of principal) and five years (in the case of interest) from the relevant payment date.

11 Notices

To the Bank

11.1 A notice or other communication in connection with a Bond to the Bank must be in writing and may be given by prepaid post or delivery to the Bank at 6 ADB Avenue, Mandaluyong City, 1550 Metro Manila, Philippines, Attention: Funding Division, Treasury Department or such other address notified to the Bondholders in accordance with Condition 11.2 (*Notices - To Bondholders)* from time to time.

To Bondholders

11.2 A notice or other communication in connection with a Bond to the Bondholder must be in writing and may be given by:

(a) an advertisement published in The Australian Financial Review or any other newspaper or newspapers circulating in Australia generally; or

(b) prepaid post or delivery to the address of each Bondholder or any relevant Bondholder as shown in the Register at the close of business 3 Business Days prior to the dispatch of the relevant notice or communication.

Effective on receipt

11.3 Unless a later time is specified in it a notice, approval, consent or other communication takes effect from the time it is received, except that if it is received after 5.00pm in the place of receipt or on a non-business day in that place, it is to be taken to be received at 9.00am on the next succeeding Business Day in that place.

Proof of receipt

11.4 Subject to Condition 11.3 (*Notices - Effective on receipt)*, proof of posting of a letter or of dispatch of a facsimile is proof of receipt:

(a) in the case of a letter, on the third (seventh, if outside Australia) day after posting; and

(b) in the case of a facsimile, on receipt by the sender of a successful transmission report.

12 Meetings of Bondholders

Meetings of Bondholders may be convened in accordance with the Meeting Provisions. Any such meeting may consider any matters affecting the interests of Bondholders, including, without limitation, the variation of the terms of the Bonds by the Bank and the granting of approvals, consents and waivers.

13 Amendments

The Terms and Conditions may be amended by the Bank, and the Registry Services Agreement may be amended by the parties to such document, without the consent of any Bondholder:

(a) for the purposes of curing any ambiguity, or correcting or supplementing any defective or inconsistent provisions therein; or

(b) in the case of the Terms and Conditions, in any manner which the Bank deems, or in the case of the Registry Services Agreement, in any manner which the Bank and the Registrar deem, necessary or desirable and which does not adversely affect the interests of the Bondholders.

The Terms and Conditions and Registry Services Agreement may otherwise be varied by the Bank with the approval of the Registrar and the Bondholders pursuant to a resolution of Bondholders passed in accordance with the Meetings Provisions. No other variation to the Terms and Conditions has effect in relation to the Bondholders who hold Bonds at the date of any amending deed, unless they otherwise agree in writing. A variation will take effect in relation to all subsequent Bondholders.

14 Further issues

The Bank may from time to time without the consent of the Bondholders create and issue further bonds having the same Terms and Conditions as the Bonds (for the avoidance of doubt, references in the conditions of such Bonds to "Issue Date" shall be to the first issue date of the Bonds) so that the same shall be consolidated and form a single series with such Bonds, and references in these Conditions to "Bonds" shall be construed accordingly.

15 Registrar

Role of the Registrar

15.1 Registrar acts solely as agent of the Bank and does not assume any obligations towards or relationship of agency or trust for or with any of the Bondholders save insofar that any funds received by the Registrar in accordance with the Registry Services Agreement shall, pending their application in accordance with the Registry Services Agreement, be held by it in a segregated account which shall be held on trust for the persons entitled thereto.

Change of Registrar

15.2 The Bank reserves the right at any time to terminate the appointment of the Registrar in accordance with the Registry Services Agreement and to appoint successor or additional registrars, provided, however, that the Bank must at all times maintain the appointment of a registrar with its specified office in Australia. Notice of any such termination of appointment will be given to the Bondholders in accordance with Condition 11 (*Notices - To Bondholders).*

16 Governing law and jurisdiction

Governing law

16.1 The Bonds are governed by the law in force in New South Wales, Australia.

Jurisdiction

16.2 The Bank irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales, Australia and courts of appeal from them.

Agent for service of process

16.3 For so long as any of the Bonds are outstanding, the Bank will ensure that there is an agent appointed to accept service of process on its behalf in New South Wales, Australia in respect of any legal action or proceedings as may be brought in the courts of New South Wales, Australia or the federal courts of Australia.

The agent initially appointed by the Bank in New South Wales, Australia is Dabserv Corporate Services Pty Ltd (ABN 73 001 824 111)) at its office for the time being, which is currently at c/- Mallesons Stephen Jaques, Level 53, Governor Phillip Tower, 1 Farrer Place, Sydney, NSW 2000, Australia.

Schedule 2 - Meeting Provisions

1 Convening

Each of the Bank or any one or more Bondholders entitled to receive in aggregate not less than 10% of the Outstanding Principal Amount of all Bonds for the time being may convene a meeting (which includes, if there is only one Bondholder, the attendance of that person at the place and at the time specified pursuant to this schedule) of Bondholders.

2 Notice

(a) At least 15 Business Days notice (exclusive of the day on which the notice is given and of the day on which the meeting is held) specifying the day, time and place of meeting must be given to each other party and to each Bondholder by the convenor of the meeting in accordance with Condition 11 (*Notices)*. The notice must also specify the nature of the resolutions to be proposed.

(b) Voting certificates may be obtained from, and proxy forms must be given to, the Registrar not later than 7 Business Days before the time fixed for the meeting.

3 Short notice

Notwithstanding that:

(a) a meeting is called by shorter notice than that specified in clause 2 or 4(c) of this schedule; or

(b) a meeting or details of it are not notified, advised or approved in accordance with clauses 1 and 2 of this schedule,

the meeting will be taken to be duly called if that is agreed to by Bondholders representing a quorum. The non-receipt of notice by any Bondholder does not invalidate the proceedings at any meeting or any resolution passed in writing.

4 Quorum

(a) At any meeting any one or more persons present in person holding voting certificates or being proxies and being entitled to receive or representing in the aggregate not less than 10% of the Outstanding Principal Amount of all Bonds for the time being will (except for the purpose of passing an Extraordinary Resolution) form a quorum for the transaction of business. No business (other than the choosing of a chairman) will be transacted at any meeting unless the requisite quorum is present at the commencement of business. The quorum at any such meeting for passing an Extraordinary Resolution will (subject as provided below) be one or more persons present in person

holding voting certificates or being proxies and being entitled to receive or representing in the aggregate not less than 50% of the Outstanding Principal Amount of all Bonds for the time being.

(b) If within 30 minutes from the time fixed for any meeting a quorum is not present, the meeting will, if convened by Bondholders, be dissolved. In any other case it will stand adjourned for such period, not being less than 14 days nor more than 42 days, and to such place, as may be decided by the chairman nominated pursuant to clause 5 of this schedule. At such adjourned meetings one or more persons present in person holding voting certificates or being proxies (whatever the Outstanding Principal Amount of the entitlement represented) will form a quorum and may pass an Ordinary Resolution and decide upon all matters which could properly have been dealt with at the meeting from which the adjournment took place had a quorum been present at such meeting. At any adjourned meeting at which is to be proposed an Extraordinary Resolution the quorum will be one or more persons present holding voting certificates or being proxies and being entitled to receive or representing in the aggregate not less than one-quarter of the Outstanding Principal Amount of all Bonds for the time being.

(c) At least 10 days' notice of any meeting adjourned through want of a quorum will be given in the same manner as for an original meeting and that notice will state the quorum required at such adjourned meeting. It will not, however, otherwise be necessary to give any notice of an adjourned meeting.

5 Chairman

The person (who may, but need not, be a Bondholder) nominated in writing by the Bank will take the chair at every meeting but if no such nomination is made or if at any meeting the person nominated is not present within 15 minutes after the time fixed for the meeting, the Bondholders present will choose one of their number to be chairman, failing which the Bank may appoint a chairman. The chairman of an adjourned meeting need not be the same person as was chairman of the original meeting.

6 Adjournment

The chairman may with the consent of (and must if directed by) any meeting adjourn a meeting from time to time and from place to place but no business will be transacted at any adjourned meeting except business which might properly have been transacted at the meeting from which the adjournment took place.

7 Right to attend and speak

No person is entitled to attend and speak at any meeting other than the Bondholders, the Bank, the Registrar or any director, officer or solicitor or any other person authorised by any of the above to do so.

8 Proxies

(a) The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a company, either under its seal or under the hand of an officer or attorney so authorised.

(b) A person appointed to act as a proxy need not be a Bondholder. A holder of a proxy has the right to speak at the meeting.

(c) Not less than 7 Business Days (or such other shorter period as the Registrar may agree and as specified in the notice convening the meeting) before the time appointed for holding the meeting or adjourned meeting or for the taking of a poll at which the person named in the instrument proposed to vote, the instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such power or authority certified in such manner as the Registrar may require will be:

(i) deposited at such place as the Registrar or the Bank with the approval of the Registrar may direct, and as set out in the notice convening the meeting; or

(ii) if no such place is appointed, sent to the Registrar at the address of the Registrar set out in Condition 11 (or otherwise specified for the purposes of that clause).

If a proxy is not deposited at the place and in the time specified, the instrument of proxy will not be treated as valid.

(d) An instrument of proxy may be in any usual or common form or in such other form as the Registrar may approve and may make provision for directions to be given by the grantor to vote in favour of or against any proposed resolution.

(e) A proxy whether in usual or common form or not will, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates and need not be witnessed.

(f) An instrument of proxy in favour of:

(i) an officer of the Registrar or of any other entity; or

(ii) the chairman of any meeting (howsoever expressed),

is valid and effectual as though it were in favour of a named person and will, in the case of subparagraph (i), constitute the person holding the office or any one acting in that office and, in the case of subparagraph (ii), constitute the person who chairs the meeting for which the proxy is used (whether on adjournment or not), the lawful proxy of the appointor.

9 Voting procedure and polls

(a) A resolution put to the vote at a meeting will be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or the Registrar or any representative of the Registrar or by the Bank or by any Bondholder or Bondholders entitled to vote at that meeting. Unless a poll is so demanded, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost is conclusive evidence of that fact without proof of the number of proportion of the votes recorded in favour of or against such resolution. An Ordinary Resolution will be passed by a simple majority of persons present in person or by proxy while an Extraordinary Resolution will only be passed by at least a three-quarters majority of persons present in person or by proxy.

(b) If a poll is duly demanded, it will be taken in such manner as the chairman may direct, and the result of the poll will be deemed to be the resolution of the meeting at which the poll was demanded. On a poll, each Bondholder or proxy present will have one vote for each A$1 in Outstanding Principal Amount of the Bonds registered in the name of the Bondholder or the grantor of the proxy, as the case may be.

(c) A poll demanded on the election of a chairman or on a question of adjournment must be taken forthwith. A poll demanded on any other question must be taken, either immediately or at such time (not being more than 30 days from the date of the meeting) and place as the chairman may direct. No notice need be given of a poll not taken immediately.

(d) The demand for a poll will not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded.

(e) On a poll, a person entitled to more than one vote need not use all the votes to which that person is entitled or cast all the votes that person uses in the same way.

(f) A vote given in accordance with the terms of an instrument of proxy or power of attorney or other form of appointment is valid, notwithstanding the previous death, insanity or (in the case of a company) receivership or liquidation of the principal or revocation of the proxy or power of attorney or other form of appointment or of the authority under which the proxy was executed, provided that no intimation in writing of such death, insanity, receivership, liquidation or revocation is received by the proxy holder pursuant to a notice given in accordance with Condition 11 48 hours or more before the commencement of the meeting or adjourned meeting at which the proxy is used.

10 Extraordinary Resolutions

Subject to clause 11 (*Resolutions binding)* of this schedule the Bondholders have the following powers exercisable by Extraordinary Resolution:

(a) power to sanction any release, modification, waiver, variation, consent, approval, moratorium, compromise or arrangement in respect of the rights of Bondholders against the Bank, whether such rights arise under the Bonds or otherwise; and

(b) power to give any sanction, assent, release or waiver of any breach or Event of Default by the Bank under any of the Terms and Conditions.

11 Resolutions binding

Subject to this clause, a resolution (whether passed at a meeting duly convened or held in accordance with this schedule or passed in writing in accordance with clause 13 of this schedule) is binding upon all Bondholders and the Bondholders are bound to give effect thereto.

12 Minutes to be kept

Minutes of all resolutions and proceedings at every meeting of Bondholders will be made by the Registrar or, if the Registrar is not present at any meeting, by some person appointed by the chairman of that meeting for that purpose and will be duly entered in books from time to time provided for that purpose by the Registrar. Any minutes purporting to be signed by the chairman of the meeting at which the resolutions were passed or the proceedings were conducted, will be prima facie evidence of the matters therein stated, and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been made will be deemed to have been duly held and convened and all resolutions passed or proceedings had thereat to be duly passed and had.

13 Passing of resolutions by instrument in writing

Notwithstanding the preceding provisions of this schedule, a resolution of Bondholders (including an Extraordinary Resolution) may be passed, without any meeting or previous notice being required, by an instrument or instruments in writing which have been signed by a simple majority of Bondholders in relation to an Ordinary Resolution and at least a three-quarters majority of Bondholders in relation to an Extraordinary Resolution. Any such instrument will be effective upon presentation to the Registrar for entry in the records referred to in clause 12 (*Minutes to be kept*) of this schedule.

For the purposes of this clause 13, a resolution passed in writing will not be valid if a copy of the instrument was not provided to each Bondholder entitled to receive the same in sufficient time for that Bondholder to respond. A person recorded in the Register as a Bondholder on the day of dispatch of such instrument is entitled to receive the same. A Bondholder must respond to any such instrument within 5 Business Days of the date of that instrument.

Signing page

SIGNED for and on behalf of the **ASIAN DEVELOPMENT BANK** by its duly Authorized Representative in the presence of:

/s/ Christopher Damandl
Signature of witness

Christopher Damandl
....
Name of witness (block letters)

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
....
Address of witness

Counsel
....
Occupation of witness

/s/Michael T. Jordan
Michael T. Jordan
Assistant Treasurer

By executing this agreement the Authorized Representative states that they have received no notice of revocation of the authority

THE SEAL OF **ASIAN DEVELOPMENT BANK** WAS AFFIXED IN ACCORDANCE WITH ITS CONSTITUENT DOCUMENTS

....
Shyam Bajpai
Secretary

Subscription Agreement

Dated 16 June 2008

in relation to the
A$150,000,000 6.25% Bonds of 2008 due 15 June 2011
(to be consolidated, form a single series and be fungible with the A$500,000,000 6.25% Bonds of 2001 due 15 June 2011 issued on 6 July 2001, the A$300,000,000 6.25% Bonds of 2006 due 15 June 2011 issued on 24 February 2006, the A$200,000,000 6.25% Bonds of 2007 due 15 June 2011 issued on 12 October 2007 and the A$150,000,000 6.25% Bonds of 2008 due 15 June 2011 issued on 11 March 2008)

Asian Development Bank ("Issuer")
Royal Bank of Canada ("Lead Manager")

Mallesons Stephen Jaques
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.mallesons.com
Ref: GNH:AGF:

Subscription Agreement
Contents

Subscription Agreement
Details

Interpretation - the definitions are at the end of the General Terms

Parties		
Issuer	Name	**Asian Development Bank**
	Address	6 ADB Avenue, Mandaluyong City 1550 Metro Manila PHILIPPINES
	Fax	+63 2 632 4120
	Attention	Funding Division, Treasury Department
Lead Manager and Dealer	Name	**Royal Bank of Canada**
	ABN	86 076 940 880
	Address	Level 46 2 Park Street Sydney NSW 2000 AUSTRALIA
	Telephone	+61 2 9033 3033
	Fax	+61 2 9264 2855
	Attention	Head of Debt Capital Markets
	Principal amount of Bonds to subscribe ("Commitment")	A$150,000,000
Governing law	New South Wales	
Recitals	A.	The Issuer has duly authorised the issue of the Bonds.
	B.	The Lead Manager and Dealer has agreed to subscribe for the Bonds subject to the provisions of this agreement.
Date of agreement	16 June 2008	

Subscription Agreement
General Terms

1 Conditions Precedent

1.1 Initial Conditions Precedent

The obligations of the Lead Manager under this agreement are conditional on the Lead Manager receiving the following in a form and substance satisfactory to it:

(a) a copy of the Deed Poll, signed and delivered;

(b) the Information Statement Supplement in relation to the Bonds;

(c) a certified copy of the Agreement Establishing the Asian Development Bank;

(d) the Borrowing Regulation of the Issuer dated 3 December 1992;

(e) a certified copy of the resolution of a meeting of the board of directors of the Issuer which authorises the issue of the Bonds;

(f) a memorandum of the Treasurer of the Issuer dated 16 June 2008, made pursuant to the resolution referred to in clause 1.1(e) above, approving the Bonds;

(g) a certificate by Counsel of the Issuer dated 16 June 2008 confirming that the issue of the Bonds will not exceed the aggregate amount of the borrowings authorised by the board of directors of the Issuer under the resolution referred to in clause 1.1(e) above;

(h) a certified specimen signature of the person who may sign and deliver this agreement and the other Transaction Documents for the Issuer;

(i) legal opinions from Mallesons Stephen Jaques (solicitors to the Issuer as to Australian law) and from the General Counsel, Deputy General Counsel or Assistant General Counsel of the Issuer each addressed to the Lead Manager, dated not earlier than the Settlement Date and substantially in the forms agreed prior to the date of this agreement;

(j) evidence that the Issuer has taken or will take steps to seek the listing of the Bonds on the stock exchange operated by ASX Limited (ABN 98 008 624 691); and

(k) a copy of a letter from Dabserv Corporate Services Pty Ltd agreeing to act as agent for service of process in New South Wales, Australia for the Issuer in relation to this Agreement and the Deed Poll.

1.2 Certifications

Anything required to be certified under clause 1.1 must be in English and certified by an Authorised Officer of the Issuer as being true and complete as at a date no later than the date of this agreement.

1.3 Action if condition precedent not fulfilled

If any of the conditions specified in clause 1.1 are not fulfilled or not waived by the Lead Manager, this agreement and the obligations of the Lead Manager under this agreement, may, by notice to the Issuer, be cancelled by the Lead Manager on or at any time prior to the Settlement Date.

1.4 Settlement conditions precedent

The Lead Manager need not purchase or subscribe for, nor pay for, the Bonds unless:

(a) the representations and warranties in clause 5 (*Representations and warranties*) are correct and not misleading at the Settlement Date;

(b) there has not been at the Settlement Date, an adverse change from that set forth in the Issuer's most recent accounts and other financial information provided by the Issuer to the Lead Manager in the condition (financial or otherwise) of the Issuer which, in any case, is material in the context of the issue and offering of the Bonds, nor the occurrence of any event making untrue or incorrect to an extent which is material any warranties to be given by the Issuer in this agreement;

(c) there has not been since the date of this agreement any downgrading in, or withdrawal of, the rating of the Issuer's long term debt by any international rating agency or the placing on "creditwatch" with negative implications of any existing credit rating of the Issuer; and

(d) each Transaction Document (other than the Bonds), in form and substance satisfactory to the Lead Manager, has been signed and delivered to the Lead Manager.

2 Subscription of the Bonds

2.1 Issue and subscription

On the Settlement Date the Issuer agrees to issue the Bonds in accordance with this agreement and the Lead Manager agrees to subscribe and pay for the Bonds in accordance with the provisions of this agreement. The Lead Manager is entitled to deduct from the amount payable by them an amount equal to the fees payable to it by the Issuer under clause 6.1 (*Fees*).

2.2 Settlement through Austraclear

On the Settlement Date for the Bonds:

(a) the Issuer must:

(i) procure the issue of the Bonds and their registration in the name of, or as directed by, the Lead Manager with respect to its Commitment against payment of the Subscription Amount; and

(ii) lodge, or arrange for the lodgement of, such Bonds with Austraclear and request transfer of them to the account of the Lead Manager; and

(b) the Lead Manager purchasing the Bonds must pay the Subscription Amount by effecting settlement through the Austraclear System on the Settlement Date.

The transactions relating to the Bonds between the Issuer and the Lead Manager are governed by the Austraclear Regulations.

3 Lead Manager's obligations

3.1 Observe applicable laws

The Lead Manager agrees to comply with the selling restrictions imposed on the Lead Manager as set out in schedule 1 *(Selling Restrictions).* Additionally, on each day on which it buys, sells or otherwise trades or deals in any Bonds, the Lead Manager will be deemed to have made the warranties which are contained in schedule 1 *(Selling Restrictions).*

3.2 Issuer not responsible for authorisations

The Issuer does not have any responsibility for, and the Lead Manager will obtain, all authorisations required by it for the purchase, subscription, offer or sale of Bonds under applicable laws and regulations in any jurisdiction to which it is subject.

3.3 Lead Manager to hold a dealer's licence

The Lead Manager must ensure that at all relevant times it holds a dealers licence or any other form thereof, including an Australian financial services licence, which is required to be held by it in connection with the Bonds.

4 Information Memorandum

4.1 Approval by the Issuer

The Issuer confirms that it has approved the Information Memorandum.

4.2 Distribution authorised

The Issuer authorises the Lead Manager to distribute copies of the Information Memorandum subject to all applicable laws. Subject to applicable laws, the Lead Manager has absolute discretion in relation to the identity of the persons to whom it distributes the Information Memorandum.

4.3 Lead Manager must not make inconsistent representations

The Lead Manager agrees not to give any information or make any representation regarding the Bonds or the financial condition and affairs of the Issuer not contained in or consistent with the Information Memorandum (or any other document entered into in relation to the Bonds) or any information supplied or approved by the Issuer and not notified by the Issuer to have been withdrawn or to be incorrect or out of date. The Issuer has no responsibility in respect of any such information or representation given or made in contravention of this clause.

4.4 Issuer to notify changes

The Issuer agrees to notify the Lead Manager until and including the Settlement Date promptly of any fact, condition, matter or thing of which it is aware and which renders anything contained in the Information Memorandum inaccurate, incomplete or misleading in any material respect.

5 Representations and warranties

The Issuer represents and warrants to the Lead Manager as at each of the date of this agreement and the Settlement Date:

(a) **(status)** it is duly established under the Agreement Establishing the Asian Development Bank;

(b) **(power)** it has power to enter into and observe and perform its obligations under the Transaction Documents, to issue the Bonds and to carry out the transactions contemplated by the Transaction Documents;

(c) **(authorisations)** it has obtained all necessary approvals of the Australian government, and taken all necessary action to authorise the issue of the Information Memorandum, to authorise the entry into and observance of its obligations under the Transaction Documents, to issue the Bonds, to perform obligations under them and to allow them to be enforced;

(d) **(documents binding)** its obligations under the Transaction Documents are valid and binding and are enforceable against it in accordance with their terms (subject to applicable law including, without limitation, laws relating to bankruptcy, insolvency, liquidation or similar laws of general application, certain equitable remedies and defences generally affecting creditors' rights);

(e) **(transactions permitted)** the Transaction Documents and the transactions under them do not contravene its constituent documents or any law, regulation or official directive or any of its obligations or undertakings by which it or any of its assets are bound or cause a limitation on its powers to be exceeded;

(f) **(equal ranking)** its obligations under the Bonds (when issued) will have the status provided for in Condition 4 of the Bonds;

(g) **(Information Memorandum)** the Information Memorandum is accurate in all material respects and does not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements in it not misleading; and

(h) **(no Event of Default)** no event has occurred and is subsisting in relation to the Issuer which, had the Bonds already been issued, would constitute an Event of Default under the Bonds.

6 Fees and costs

6.1 Fees

The Issuer agrees to pay on the Settlement Date to the Lead Manager a dealer fee of A$114,900 (being 0.0766% of the principal amount of A$150,000,000).

The Issuer authorises the Lead Manager to deduct such fees from the amount payable by the Lead Manager under clause 2 (*Subscription of the Bonds*).

6.2 Costs

The Issuer agrees to pay or reimburse the Lead Manager on demand for:

(a) their respective costs, charges and expenses in connection with any consent, approval, exercise or non-exercise of rights (including, without limitation, in connection with the contemplated or actual enforcement or preservation of any rights under any Transaction Document) waiver, variation, release or discharge in connection with any Transaction Document; and

(b) Taxes and fees (including without limitation registration fees), stamp duties and other duties and fines and penalties in respect of any of them, which may be payable or determined to be payable in connection with this agreement or the issue of any Bonds, in each case to the extent such Taxes cannot be avoided by the paying party notwithstanding the exempt status of the Issuer,

including in each case, reasonable legal costs. These amounts are not payable to the extent they are due to the wilful misconduct or negligence of the party seeking payment or reimbursement. For the avoidance of doubt, the Lead Manager agrees to pay the fees of Mallesons Stephen Jaques and Cleary Gottlieb Steen & Hamilton LLP for acting as Issuer's counsel with regard to the issue of the Bonds and all fees, costs and charges relating to the listing of the Bonds on the stock exchange operated by ASX Limited.

7 Indemnities

7.1 Indemnities by the Issuer

The Issuer indemnifies the Lead Manager and its employees and officers against liability, loss, costs, charges and expenses arising (directly or indirectly) because of or incurred in connection with:

(a) the failure by the Issuer to issue any Bond which is the subject of an agreement to purchase by the Lead Manager (other than a failure to issue resulting from the termination of this agreement pursuant to clause 8 (*Termination*)); or

(b) any untrue or misleading statement or any alleged untrue or misleading statement of a material fact or circumstance (such allegation being made by a person other than the Lead Manager) contained in, or any omission or alleged omission of a material fact or circumstance (such allegation being made by a person other than the Lead Manager) from, the Information Memorandum; or

(c) the Lead Manager acting in good faith on facsimile or telephone instructions originating from the offices of the Issuer or purporting to be given by an Authorised Officer of the Issuer,

including, without limitation, liability, loss, costs, charges or expenses on account of funds borrowed, contracted for or used to fund any amount payable under this agreement and including in each case, without limitation, reasonable legal costs and expenses. These amounts are not payable to the extent they are due to the wilful misconduct or negligence of the Lead Manager.

7.2 Indemnity by the Lead Manager

The Lead Manager indemnifies the Issuer and its employees, officers and agents against any liability, loss, costs, charges and expenses (including without limitation reasonable legal costs, and expenses), arising (directly or indirectly) because of or incurred in connection with:

(a) any failure by the Lead Manager to observe any of the restrictions or agreements contained in clause 3 (*Lead Manager's obligations*) or schedule 1 (*Selling Restrictions*);

(b) any failure by the Lead Manager to properly perform its other obligations under this agreement or any negligent performance of any of its obligations (except as may result from the Issuer's negligence or wilful misconduct or that of its officers or agents); or

(c) the Issuer acting in good faith on letter, facsimile or oral communications which the Issuer or its officers or agents reasonably believe to be given by an Authorised Officer of the Lead Manager.

7.3 Defence of proceedings

If any claim, action or proceeding is instituted against the Lead Manager in circumstances where that the Lead Manager may seek indemnity under clause 7.1(b) (*Indemnity by Issuer*), the Lead Manager must promptly notify the Issuer in writing and the Issuer has the option to assume the defence of any such action, including the employment of legal advisers reasonably acceptable to the Lead Manager, subject to the payment by the Issuer of all costs and expenses so incurred.

The Lead Manager has the right to employ separate legal advisers in, and defend, or participate in the defence of, any such action, but the fees and

expenses of such legal advisers are to be borne by the Lead Manager, unless the Issuer has failed to assume such defence and employ legal advisers for such purposes (in which event all such costs and expenses must be borne by the Issuer but only in accordance with clause 7.1 (*Indemnity by Issuer*)).

The Issuer is not obliged to indemnify the Lead Manager against any claim, action or proceeding which is settled or compromised by the Lead Manager without the prior written consent of the Issuer unless the Issuer has unreasonably withheld its consent to such settlement or compromise or has unreasonably delayed in notifying the Lead Manager whether or not it consents to such settlement.

8 Termination

Notwithstanding anything contained in this agreement:

(a) the Lead Manager may by notice to the Issuer, after consultation with the Issuer to the extent practicable; and

(b) the Issuer may by notice to the Lead Manager, after consultation with the Lead Manager,

terminate this agreement at any time before the Settlement Date if, in the opinion of the Lead Manager or the Issuer, as the case may be, there has been such a change in national or international monetary, financial, political or economic conditions or exchange controls or currency exchange rates as would in the view of the Lead Manager or the Issuer, as the case may be, be likely to prejudice materially the success of the proposed issue, sale or distribution of the Bonds, whether in the primary market or in respect of dealings in the secondary market.

Upon such notice being given, the parties shall (except for the liability of the Issuer in relation to expenses as provided in clause 6.2(a) (*Costs*) and except for any liability arising before or in relation to such termination) be released and discharged from their respective obligations under this agreement.

9 Notices

9.1 Provision of notices

A notice, approval, consent or other communication in connection with this agreement:

(a) may be given by an Authorised Officer of the relevant party; and

(b) must be in writing; and

(c) must be left at the address of the addressee or sent by prepaid ordinary post (airmail if posted to or from a place outside Australia) or facsimile to the address of the addressee or sent by facsimile to the facsimile number of the addressee which is specified in the Details section of this agreement, or if the addressee notifies another address or facsimile number then to that address or facsimile number.

9.2 Time when notice or other communication takes effect

Unless a later time is specified in it a notice, approval, consent or other communication takes effect from the time it is received.

9.3 Deemed receipt

A letter or facsimile is taken to be received:

(a) in the case of a posted letter, on the third (seventh, if posted to or from a place outside Australia) day after posting; and

(b) in the case of a facsimile, on production of a transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient notified for the purpose of this clause.

10 Assignment

No party to this agreement may assign its rights under this agreement. Nothing in this clause affects the Lead Manager's right to transfer Bonds.

11 Relationship between the parties

11.1 No partnership

The Lead Manager is not, by reason of this agreement, to be taken to have a fiduciary relationship with, or be taken to be an agent or trustee of or for, the Issuer. This agreement does not constitute a partnership between the parties.

12 Miscellaneous

12.1 Certificate

A certificate signed by the Lead Manager about a matter or about a sum payable to such party in connection with a Transaction Document is prima facie evidence of the matter or of the amount or of any other factual matter stated in it.

12.2 Exercise of rights

A party may exercise a right, power or remedy at its discretion, and separately or concurrently with another right, power or remedy. A single or partial exercise of a right, power or remedy by a party does not prevent a further exercise of that or any other right, power or remedy. Failure by a party to exercise or delay in exercising a right, power or remedy does not prevent its exercise. A party is not liable for any loss caused by the exercise, attempted exercise, failure to exercise or delay in exercising a right, power or remedy, whether or not caused by that person's negligence.

12.3 Waiver or variation

A provision of, or a right created under, this agreement may not be waived or varied except in writing, signed by the party or parties to be bound.

12.4 Remedies cumulative

The rights, powers and remedies provided in this agreement are cumulative with and not exclusive of the rights, powers or remedies provided by law independently of this agreement.

12.5 Indemnities

Each indemnity in this agreement is separate and independent from other obligations and survives termination of this agreement. It is not necessary for a party to incur expense or make payment before enforcing a right of indemnity conferred by this agreement.

13 Governing law, jurisdiction and service of process

13.1 Governing law

This agreement is governed by the law in force in New South Wales.

13.2 Submission to jurisdiction

Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them. Each party waives any right it has to object to an action being brought in those courts including, without limitation, by claiming that the action has been brought in an inconvenient forum, or that those courts do not have jurisdiction.

13.3 Agent for service of process

For so long as any of the Bonds are outstanding, the Issuer will ensure that there is an agent appointed to accept service of process on its behalf in New South Wales, Australia in respect of any legal action or proceedings as may be brought in the courts of New South Wales, Australia or the federal courts of Australia.

The agent initially appointed by the Issuer in New South Wales, Australia is Dabserv Corporate Services Pty Ltd (ABN 73 001 824 111) at its office for the time being, which is currently at c/- Mallesons Stephen Jaques, Level 53, Governor Phillip Tower, 1 Farrer Place, Sydney, NSW 2000, Australia.

14 Counterparts

This agreement may be executed in any number of counterparts, and the counterparts taken together constitute one and the same instrument.

15 Definitions and interpretation

The following words have these meanings in this agreement unless the contrary intention appears and capitalised terms which are not defined in this clause 15 have the meaning given to them in the Deed Poll.

15.1 Definitions

A$ means the lawful currency of Australia.

Authorised Officer means:

(a) in the case of the Lead Manager, a director, secretary or an officer whose title contains "director" or "manager" or "vice president" or "executive vice president" or "executive" or a person performing the functions of any of them; and

(b) in the case of the Issuer, a person designated as an "Authorized Representative" under the Borrowing Regulation of the Issuer.

Bonds means the A$150,000,000 principal amount of 6.25 % Bonds of 2008 due 15 June 2011 (to be consolidated, form a single series and be fungible with the A$500,000,000 6.25% Bonds of 2001 due 15 June 2011 issued on 6 July 2001, the A$300,000,000 6.25% Bonds of 2006 due 15 June 2011 issued on 24 February 2006, the $200,000,000 6.25% Bonds of 2007 due 15 June 2011 issued on 12 October 2007 and the A$150,000,000 6.25% Bonds of 2008 due 15 June 2011 issued on 11 March 2008) of the Issuer as more fully described in the Deed Poll.

Commitment means, in respect of the Lead Manager, the aggregate principal amount specified next to the Lead Manager's name in the Details section.

Deed Poll means the Deed Poll executed by the Issuer and dated 4 July 2001 relating to the A$500,000,000 6.25% Bonds of 2001 due 15 June 2011, as supplemented by the supplemental deed poll dated 22 February 2006 relating to the A$300,000,000 6.25% Bonds of 2006 due 15 June 2011, the second supplemental deed poll dated 10 October 2007 relating to the A$200,000,000 6.25% Bonds of 2007 due 15 June 2011, the third supplemental deed poll dated 7 March 2008 relating to the A$150,000,000 Bonds of 2008 due 15 June 2011 and the fourth supplemental deed poll dated 16 June 2008 in relation to the Bonds.

Information Memorandum means the Information Statement dated 18 April 2008 ("**Information Statement**") and the Information Statement Supplement dated 16 June 2008 both prepared by the Issuer in connection with the Bonds ("**Information Statement Supplement**") and all documents incorporated by reference in either of them.

Principal Amount means A$150,000,000.

Settlement Date means the date on which the Subscription Amount is to be paid by the Lead Manager for the Bonds pursuant to clause 2 (*Subscription of the Bonds)*, being 17 June 2008 or such later date as may be agreed by the Issuer and the Lead Manager.

Subscription Amount means A$143,654,100 (consisting of a principal amount of A$143,718,000 plus A$51,000 accrued interest less A$114,900 dealer fee).

Taxes means taxes, levies, imposts, deductions, charges, withholdings and duties imposed by any authority (including, without limitation, stamp and transaction duties) (together with any related interest, penalties, fines and expenses in connection with them), except if imposed on the overall net income of the Lead Manager or Bondholder.

Transaction Documents means this agreement, the Deed Poll, the Registry Services Agreement and the Bonds.

15.2 Interpretation

In this agreement unless the contrary intention appears:

(a) a reference to this agreement or another instrument includes any variation or replacement of any of them;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(c) the singular includes the plural and vice versa;

(d) the word "person" includes a firm, body corporate, an unincorporated association or an authority;

(e) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(f) a reference to any thing (including, without limitation, any amount) is a reference to the whole or any part of it and a reference to a group of persons is a reference to all of them collectively, to any two or more of them collectively and to each of them individually;

(g) if an act prescribed under this agreement to be done by a party on or by a given day is done after 4.00 pm on that day, it is to be taken to be done on the following day; and

(h) a reference to "Corporations Law" is a reference to the Corporations Act 2001 of Australia.

15.3 Headings

Headings are inserted for convenience and do not affect the interpretation of this agreement.

EXECUTED as an agreement.

Schedule 1 Selling Restrictions

By its purchase and acceptance of Bonds issued under this agreement, the Lead Manager agrees that:

(a) it will observe all applicable laws and regulations in any jurisdiction in which it may purchase, offer, sell, or deliver Bonds; and

(b) it will not directly or indirectly offer, sell, resell, re-offer or deliver Bonds or distribute the Information Memorandum or any prospectus, circular, advertisement or other offering material relating to the Bonds in any jurisdiction except under circumstances that will result in compliance with all applicable laws and regulations.

1 Australia

No prospectus or other disclosure document (as defined under the Corporations Law) in relation to the Bonds has been lodged with, or registered by, the Australian Securities and Investments Commission ("**ASIC**"). Accordingly, the Lead Manager represents and agrees that it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale, or purchase of any Bonds in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, the Information Memorandum or other offering material or advertisement relating to any Bonds in Australia,

unless (i) the aggregate consideration payable by each offeree is at least A$500,000 (or the equivalent in another currency, in either case, disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the *Corporations Law*, (ii) such action complies with all applicable laws and regulations and, (iii) such action does not require any document to be lodged with ASIC.

2 The United States of America

The Bonds are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Bonds have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this the Information Memorandum. Any representation to the contrary is a criminal offense in the United States.

3 United Kingdom

The Lead Manager represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to any Bonds in, from or otherwise involving the United Kingdom.

4 General

The Lead Manager acknowledges that no action has been or will be taken in any jurisdiction by the Issuer or the Lead Manager that would permit a public offering of the

Bonds, or possession or distribution of the Information Memorandum or any other offering material, in any country or jurisdiction where action for that purpose is required. The Lead Manager agrees that it will (to the best of its knowledge and belief) comply with all laws and regulations in each jurisdiction in which it purchases, offers, sells or delivers Bonds or has in its possession or distributes the Information Memorandum or any other offering material, in all cases at its own expense.

Subscription Agreement

Signing page

ISSUER

SIGNED for and on behalf of the **ASIAN DEVELOPMENT BANK** by its duly Authorized Representative in the presence of:	)	
....	)	
Signature of witness	)	
Christopher Damandl	)	
....	)	
Name of witness (block letters)	)	
6 ADB Avenue, Mandaluyong City 1550 Metro Manila, Philippines	)	.... Michael T. Jordan Assistant Treasurer
....	)	
Address of witness	)	By executing this agreement the Authorized Representative states that they have received no notice of revocation of the authority.
Counsel	)	
....	)	
Occupation of witness	)	

LEAD MANAGER AND DEALER

SIGNED by	)	
as attorney for **ROYAL BANK OF CANADA** under power of attorney dated	)	
in the presence of:	)	
....	)	....
Signature of witness	)	By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney
....	)	
Name of witness (block letters)	)	

INFORMATION STATEMENT SUPPLEMENT
(To Information Statement dated 18 April 2008)

ADB

ASIAN DEVELOPMENT BANK

A$150,000,000

6.25% Bonds of 2008 due 15 June 2011

(to be consolidated, form a single series and be fungible with the A$500,000,000 6.25% Bonds of 2001 due 15 June 2011 issued on 6 July 2001, the A$300,000,000 6.25% Bonds of 2006 due 15 June 2011 issued on 24 February 2006, the A$200,000,000 6.25% Bonds of 2007 due 15 June 2011 issued on 12 October 2007 and the A$150,000,000 6.25% Bonds of 2008 due 15 June 2011 issued on 11 March 2008)

The A$150,000,000 principal amount of 6.25% Bonds due 15 June 2011 (the "Bonds") of the Asian Development Bank (the "Issuer" and the "Bank") are being offered for sale at 95.846% of their principal amount (including an amount equal to 0.034% of their principal amount being accrued interest).

The Bonds will bear interest from 15 June 2008, payable in each year on 15 June and 15 December. The first interest payment date is 15 December 2008.

The Asian Development Bank is not a bank which is authorised under the Banking Act 1959 of Australia.

The Bonds are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

Lead Manager

Royal Bank of Canada

The date of this Information Statement Supplement is 16 June 2008

9480910_3

TABLE OF CONTENTS

IMPORTANT NOTICE

This Information Statement Supplement and the Information Statement (defined below) (together the "**Information Memorandum**") relate solely to the A$150,000,000 principal amount of 6.25% Bonds of 2008 due 15 June 2011 (to be consolidated, form a single series and be fungible with the A$500,000,000 6.25% Bonds of 2001 due 15 June 2011 issued on 6 July 2001, the A$300,000,000 6.25% Bonds of 2006 due 15 June 2011 issued on 24 February 2006, the A$200,000,000 6.25% Bonds of 2007 due 15 June 2011 issued on 12 October 2007 and the A$150,000,000 6.25% Bonds of 2008 due 15 June 2011 issued on 11 March 2008) ("**Bonds**") of the Asian Development Bank ("**Bank**"). References to "Information Memorandum" are references to the Information Statement, this Supplement and any other document incorporated by reference in either of them collectively and to any of them individually.

The Bank has prepared an Information Statement dated 18 April 2008 ("**Information Statement**") that describes the Bank, its capital, operations, administration, constituent documents and legal status. This Information Statement Supplement ("**Supplement**") supplements, and to the extent inconsistent with it, replaces, the description of the Bank contained in the Information Statement. This Supplement should be read together with the Information Statement, which is incorporated in this Supplement by reference.

The Bank confirms that this Supplement and any information incorporated by reference in it contains all information with regard to the Bonds and the Bank that is material in the context of the issue of the Bonds, that the information contained and incorporated by reference in this Supplement is true and accurate in all material respects and is not misleading and that there are no other facts the omission of which makes this Supplement or any information incorporated by reference in it as a whole misleading in any material respect.

Limited responsibility for information

The Information Memorandum has been prepared by and issued with the authority of the Bank. The Bank accepts responsibility for it.

The Lead Manager and the Registrar (each as defined in the Summary of the Issue below) have not been involved with the preparation of the Information Memorandum (except for confirming that their respective names in this Information Memorandum are correct) and make no representation or warranty, express or implied, as to and assume no responsibility or liability for the authenticity, origin, validity, accuracy or completeness of, or any errors or omissions in, any information, statement, opinion or forecast contained in the Information Memorandum or in any accompanying, previous or subsequent material or presentation. The only role of the Registrar has been to confirm to the Bank that the information under its description at the end of this Supplement is accurate as at the date of this Supplement.

No other material authorised

No person is authorised to give any information or to make any representation not contained or incorporated by reference in this Supplement and, if given or made, any information or representation not contained or incorporated by reference in it must not be relied upon as having been authorised by the Bank or the Lead Manager. Neither the delivery of the Information Memorandum, nor any sale of the Bonds, shall under any circumstance, creates any implication that there has been no change in the information contained and incorporated by reference in this Supplement since the date of it or the date of the Information Statement, as the case may be, or that the information contained or incorporated by reference in it is correct as of any time subsequent to either of such dates, as the case may be.

No waiver of privileges and immunities

The issuance and distribution of the Information Memorandum and any offering and sale of the Bonds is not a waiver by the Bank or by any of its members, Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers or employees of any other rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development Bank ("**Charter**") or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are expressly reserved.

Intending purchasers to make independent investment decision and obtain tax advice

The information contained in the Information Memorandum is not a recommendation by the Bank, the Lead Manager or the Registrar that any person acquire Bonds. Intending purchasers should:

- determine for themselves the relevance of the information contained in the Information Memorandum and must base their investment decision solely upon such independent assessment and investigation as they consider necessary; and

- consult their own tax advisers concerning the application of any tax laws applicable to their particular situation.

Neither the Lead Manager nor the Registrar have undertaken to review the financial condition or affairs of the Bank at any time or to advise any holder of a Bond of any information coming to their attention with respect to the Bank.

Distribution to professional investors only

The Information Memorandum has been prepared on a confidential basis for institutions whose ordinary business includes the buying or selling of securities. The Information Memorandum is not intended for and should not be distributed to any other person. Its contents may not be reproduced or used in whole or in parts for any purpose other than the proposed issue, nor furnished to any other person without the express written permission of the Bank.

Restricted offer

Each offer to purchase, or invitation to buy, Bonds will be made in a manner which does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 of Australia (referred to as the "Corporations Law" in this Supplement) and which complies with the Banking (Exemption) Order No 82 promulgated under the Banking Act 1959 of Australia as if applied to the Issuer mutandis mutandi. Accordingly, neither this Information Memorandum nor any other document is required to be lodged with, or registered by, the Australian Securities and Investments Commission. The distribution and use of the Information Memorandum, and the offer or sale of the Bonds, may be restricted by law in certain jurisdictions and intending purchasers should inform themselves about them and observe any such restrictions. Certain restrictions are set out in "Subscription and Sale" below.

Distribution within Australia

A person may not (directly or indirectly) offer for subscription or purchase or issue an invitation to subscribe for or buy Bonds, nor distribute the Information Memorandum, in the Commonwealth of Australia or to any resident of the Commonwealth of Australia except if the offer or invitation is made in a manner which does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Law and complies with any other applicable laws and regulations.

Disclosure of interest

In accordance with the provisions of the Corporations Law, the Lead Manager and the Registrar disclose that they, their subsidiaries, directors and employees:

- may have pecuniary or other interests in the securities mentioned in the Information Memorandum, and may also have interests pursuant to other arrangements; and

- will receive fees, brokerage and/or commissions, and may act as principal in any dealings in the Bonds.

Availability of information and incorporation by reference

The Information Statement and any quarterly unaudited financial statements and annual reports filed by the Bank with the United States Securities and Exchange Commission subsequent to the date of the Information

Statement and prior to the termination of the offering of the Bonds are deemed to be incorporated by reference into this Supplement and to be part of it.

The Bank will provide without charge copies of the Information Statement, quarterly unaudited financial statements and annual reports to the Bank's Board of Governors incorporated in the Supplement by reference. Written or telephone requests should be directed to the Bank's principal office at P.O. Box 789, 0980 Manila, Philippines, Attention: Funding Division, Treasury Department, tel. (63-2) 632-4444, facsimile (63-2) 632-4120.

Copies of the Charter are available for examination at the Bank's principal office.

SUMMARY OF THE ISSUE

The following is a brief summary only and should be read in conjunction with the rest of this Supplement and the Terms and Conditions of the Bonds.

Issuer:	Asian Development Bank
Lead Manager:	Royal Bank of Canada (ABN 86 076 940 880)
Registrar and Paying Agent:	Reserve Bank of Australia
Bonds:	Australian dollar fixed rate bonds ("Bonds") issued in registered book entry form (to be consolidated, form a single series and be fungible with the A$500,000,000 6.25% Bonds of 2001 due 15 June 2011 issued on 6 July 2001, the A$300,000,000 6.25% Bonds of 2006 due 15 June 2011 issued on 24 February 2006, the A$200,000,000 6.25% Bonds of 2007 due 15 June 2011 issued on 12 October 2007 and the A$150,000,000 6.25% Bonds of 2008 due 15 June 2011 issued on 11 March 2008).
Amount:	A$150,000,000
Issue Date:	17 June 2008
Maturity Date:	15 June 2011
Issue Price:	95.846%
Interest:	6.25% per annum payable semi annually in arrears on 15 June and 15 December in each year, commencing 15 December 2008 up to and including 15 June 2011. Interest on the Bonds will accrue from 15 June 2008. Each semi-annual interest amount for this tranche is A$4,687,500. As at the Issue Date, the Issue Price of the Bonds includes 0.034% accrued interest, calculated over a 366 day leap year.
Status:	The Bonds will be direct, unsecured and unsubordinated obligations of the Bank ranking pari passu, without preference among themselves, with all the Bank's other obligations which are unsecured and unsubordinated.
Rating:	The Bonds have been rated AAA by Standard and Poor's Ratings Services, Aaa by Moody's Investors Service and AAA by FitchRatings.
Governing law:	The Bonds and all related documentation will be governed by the laws of New South Wales.
Taxes:	Pursuant to the Charter, the Bank is exempt from any obligation for the payment, withholding or collection of any tax (including stamp duty) imposed in Australia.
Registration:	Bonds will be constituted by the Deed Poll and will take the form of entries on a register ("**Register**") maintained by the Registrar. No certificate or other evidence of title will be issued.
Title:	Entry of the name of a purchaser or transferee in the Register constitutes the obtaining or passing of title and is conclusive evidence that the person so entered is the registered owner of the Bonds.
Denominations:	Bonds will be issued in denominations of A$1,000 subject always to the minimum purchase consideration complying with the requirements of Part 6D.2 of the Corporations Law, the Banking (Exemption) Order No. 82

	promulgated under the Banking Act 1959 of Australia and any applicable laws in other domiciles in which bonds are offered for sale.
Transfer procedure:	Bonds may be transferred in whole or in part and subject to any transfer being made in a manner which does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Law and which complies with the Banking (Exemption) Order No 82 promulgated under the Banking Act 1959 of Australia as if applied to the Issuer mutandis mutandi. Where the transfer is not subject to the Corporations Law in force in Australia, such transfer must be made in accordance with all applicable laws. Bonds lodged within the Austraclear System must be transferred in accordance with the rules and regulations of Austraclear. In any other cases, application for the transfer of Bonds must be made by lodgement of a Transfer and Acceptance Form with the Registrar. Transfer and Acceptance Forms are obtainable from the Registrar. A transfer takes effect upon the transferee's name being entered in the Register.
Payments:	Payments to the registered Bondholders will be made to an account or an address in Australia specified by the Bondholders in accordance with the payment instructions of the Bonds inscribed on the Register. Payments to persons who hold Bonds through Austraclear will be made through the Austraclear System. Payments are all subject to applicable laws and regulations.
Negative Pledge:	See "Terms and Conditions of the Bonds - Negative Pledge".
Austraclear:	The Bonds may be traded on the settlement system ("**Austraclear System**") operated by Austraclear Limited (ABN 94 002 060 773).
Listing:	Application will be made on the Issuer's behalf to have the Bonds listed on the stock exchange operated by ASX Limited (ABN 98 008 624 691) ("**ASX**"). Bonds which are listed on the ASX will not be transferred through or registered on the Clearing House Electronic Sub-Register System ("CHESS") and will not be "CHESS approved securities".
Use of proceeds:	The net proceeds to the Bank from the sale of the Bonds will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

TERMS AND CONDITIONS OF THE BONDS

The following are the Terms and Conditions of the Bonds.

The Bonds will be unsecured debt obligations of the Bank owing under the Deed Poll and will take the form of entries in the Register. A copy of the Deed Poll is available for inspection by Bondholders during normal business hours at the respective offices of the Registrar and the Lead Manager specified in the Information Statement Supplement of the Bank dated 16 June 2008.

The Asian Development Bank is not a bank which is authorised under the Banking Act 1959 of Australia. The Bonds are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

Each Bondholder and any person claiming through or under a Bondholder is deemed to have notice of and is bound by these Terms and Conditions, the Deed Poll and the Information Memorandum.

1 Interpretation

Definitions

1.1 The following words have these meanings in these Terms and Conditions unless the contrary intention appears:

Austraclear means Austraclear Limited (ABN 94 002 060 773) its successors and assigns.

Austraclear Regulations means the regulations known as the "Regulations and Operating Manual" established by Austraclear (as amended or replaced from time to time) to govern the use of the Austraclear System.

Austraclear System means the system operated by Austraclear for holding securities and electronic recording and settling of transactions in those securities between members of that system.

Bank means the Asian Development Bank.

Bond means one of an authorised issue of 6.25% Bonds of 2008 due 15 June 2011 (to be consolidated, form a single series and be fungible with the A$500,000,000 6.25% Bonds of 2001 due 15 June 2011 issued on 6 July 2001, the A$300,000,000 6.25% Bonds of 2006 due 15 June 2011 issued on 24 February 2006, the A$200,000,000 6.25% Bonds of 2007 due 15 June 2011 issued on 12 October 2007 and the A$150,000,000 6.25% Bonds of 2008 due 15 June 2011 issued on 11 March 2008) of the Bank in an aggregate principal amount of A$150,000,000 owing under the Deed Poll to a Bondholder, the details of which are recorded in, and evidenced by, inscription in the Register.

Bondholder means a person whose name is for the time being entered in the Register as the holder of a Bond or, where a Bond is owned jointly by one or more persons, the persons whose names appear in the Register as the joint owners of that Bond and (for the avoidance of doubt) when a Bond is entered

into the Austraclear System, includes Austraclear acting on behalf of a member of the Austraclear System.

Business Day means a day (other than a Saturday or Sunday) on which commercial banks are open for general banking business in Sydney, New South Wales.

Charter means the Agreement Establishing the Asian Development Bank.

CHESS means the Clearing House Electronic Sub-Register System operated by the ASX Limited (ABN 98 008 624 691).

Condition means the correspondingly numbered condition in these Terms and Conditions.

Deed Poll means the deed poll executed by the Bank and dated 4 July 2001 relating to the A$500,000,000 6.25% Bonds of 2001 due 15 June 2011, as supplemented by the supplemental deed poll dated 22 February 2006, the second supplemental deed poll dated 10 October 2007, the third supplemental deed poll dated 7 March 2008 and the fourth supplemental deed poll dated 16 June 2008 (to which these Terms and Conditions form schedule 1) executed by the Bank.

Information Memorandum means the Information Statement dated 18 April 2008 and the Information Statement Supplement dated 16 June 2008, both prepared by the Bank in connection with the Bonds, and all documents incorporated by reference in either of them.

Interest Commencement Date means 15 June 2008.

Interest Payment Date means 15 June and 15 December in each year, commencing on 15 December 2008.

Interest Rate means 6.25 per cent per annum paid semi-annually in arrears.

Issue Date means 17 June 2008.

Maturity Date means 15 June 2011.

Meetings Provisions means the provisions for the convening of meetings of, and passing of resolutions by, Bondholders set out in schedule 2 to the Deed Poll.

Outstanding Principal Amount means, in relation to a Bond, the principal amount outstanding on that Bond from time to time. For the purposes of accruing interest, for the period commencing on (and including) the Interest Commencement Date up to (but excluding) the Interest Payment Date falling on 15 December 2008, the principal amount outstanding on each Bond shall be deemed to be A$1,000.

Record Date means, in the case of payments of interest or principal, the close of business, Sydney time, on the eighth day before the relevant date for payment.

Register means a register, including any branch register, of Bondholders established and maintained by or on behalf of the Bank in which is entered the

names and addresses of Bondholders whose Bonds are carried on that register, the amount of Bonds held by each Bondholder and the date of issue and transfer of those Bonds, and any other particulars which the Bank sees fit.

Registrar means the Reserve Bank of Australia or such other person appointed by the Bank to establish and maintain the Register on the Bank's behalf from time to time.

Registry Services Agreement means the agreement entitled "Registry Services Agreement" dated 15 September 1998 between the Bank and the Registrar, or any replacement of it, which is applicable to the Bonds.

Interpretation

1.2 In these Terms and Conditions unless the contrary intention appears:

(a) a reference to "A$" is a reference to the lawful currency of the Commonwealth of Australia;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(c) the singular includes the plural and vice versa;

(d) the word "person" includes a firm, body corporate, an unincorporated association or an authority;

(e) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(f) a reference to any thing (including, without limitation, any amount) is a reference to the whole and each part of it and a reference to a group of persons is a reference to all of them collectively and to each of them individually; and

(g) a reference to "Corporations Law" is a reference to the Corporations Act 2001 of Australia.

Headings

1.3 Headings are inserted for convenience and do not affect the interpretation of these Terms and Conditions.

2 Form, denomination and title

Constitution under Deed Poll

2.1 The Bonds are debt obligations of the Bank owing under the Deed Poll and take the form of entries in the Register. Each entry in the Register constitutes a separate and individual acknowledgement to the relevant Bondholder of the indebtedness of the Bank to the relevant Bondholder.

Independent obligations

2.2 The obligations of the Bank in respect of each Bond constitute separate and independent obligations which the Bondholder to whom those obligations are owed is entitled to enforce without having to join any other Bondholder or any predecessor in title of a Bondholder.

Denomination

2.3 Bonds are issued in denominations of A$1,000. Bonds may only be issued if the Bonds are issued in a manner which does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Law and which complies with Banking (Exemption) Order No. 82 promulgated under the Banking Act 1959 of Australia and any applicable laws in other domiciles in which the Bonds are offered for sale.

Register conclusive

2.4 Entries in the Register in relation to a Bond constitute conclusive evidence that the person so entered is the registered owner of the Bond subject to rectification for fraud or error. No Bond will be registered in the name of more than four persons. A Bond registered in the name of more than one person is held by those persons as joint tenants. Bonds will be registered by name only without reference to any trusteeship. The person registered in the Register as a Bondholder of a Bond will be treated by the Bank and the Registrar as absolute owner of that Bond and neither the Bank nor the Registrar is, except as ordered by a court or as required by statute, obliged to take notice of any other claim to a Bond.

Bondholders absolutely entitled

2.5 Upon a person acquiring title to any Bond by virtue of becoming registered as the owner of that Bond, all rights and entitlements arising by virtue of the Deed Poll in respect of that Bond vest absolutely in the registered owner of the Bond, such that no person who has previously been registered as the owner of the Bond has or is entitled to assert against the Bank or the Registrar or the registered owner of the Bond for the time being and from time to time any rights, benefits or entitlements in respect of the Bond.

Location of Register

2.6 The Register will be established and maintained in Sydney, New South Wales.

Certificates

2.7 No certificate or other evidence of title will be issued by or on behalf of the Bank to evidence title to a Bond unless the Bank determines that certificates should be made available or it is required to do so pursuant to any applicable law or regulation.

3 Transfers

Limit on transfer

3.1 Bonds may be transferred in whole or in part. Bonds may only be transferred if the transfer does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Law and complies with Banking (Exemption) Order No 82 promulgated under the Banking Act 1959 of Australia, as if applied to the Issuer mutandis mutandi. Where the transfer is not subject to the Corporations Law in force in Australia, such transfer must be made in accordance with all applicable laws. Bonds entered in the Austraclear System will be transferable only in accordance with the Austraclear Regulations.

Transfer forms

3.2 Unless Bonds are lodged in the Austraclear System, application for the transfer of Bonds must be made by the lodgement of a transfer form with the Registrar. Transfer forms are available from the Registrar. Each form must be accompanied by such evidence (if any) as the Registrar may require to prove the title of the transferor or the transferor's right to transfer the Bond and be signed by both the transferor and the transferee.

Registration of transfer

3.3 The transferor of a Bond is deemed to remain the holder of that Bond until the name of the transferee is entered in the Register in respect of that Bond. Transfers will not be registered later than eight days prior to the Maturity Date of the Bonds.

No charge on transfer

3.4 Transfers will be registered without charge provided that taxes, duties or other governmental charges (if any) imposed in relation to the transfer have been paid.

Estates

3.6 A person becoming entitled to a Bond as a consequence of the death or bankruptcy of a Bondholder or of a vesting order or a person administering the estate of a Bondholder may, upon producing such evidence as to that entitlement or status as the Registrar considers sufficient, transfer the Bond or, if so entitled, become registered as the holder of the Bond.

Unincorporated associations

3.7 A transfer to an unincorporated association is not permitted.

Transfer of unidentified Bonds

3.8 Where the transferor executes a transfer of less than all Bonds registered in its name, and the specific Bonds to be transferred are not identified, the Registrar may (subject to the limit on minimum holdings) register the transfer in respect of such of the Bonds registered in the name of the transferor as the Registrar thinks

fit, provided the aggregate principal amount of the Bonds registered as having been transferred equals the aggregate principal amount of the Bonds expressed to be transferred in the transfer.

Registry

3.9 Bonds which are listed on the stock exchange operated by ASX Limited will not be transferred through or registered on CHESS and will not be "CHESS approved securities". In the event that an interface between the register maintained by the Registrar and CHESS is established, the Deed Poll and each Bond may be amended to facilitate settlement on CHESS and so that the Bonds will become "CHESS approved securities".

4 Status

The Bonds are direct, unsecured obligations of the Bank ranking *pari passu* without any preference among themselves, with all the Bank's other obligations that are unsecured and unsubordinated.

5 Negative Pledge

So long as any of the Bonds are outstanding and payment has not been made or duly provided for, the Bank will not cause or permit to be created on any of its property or assets any mortgage, pledge or other lien or charge ("**Encumbrance**") as security for any notes, bonds or other evidences of indebtedness ("**Securities**") issued, assumed or guaranteed by the Bank for money borrowed (other than purchase money mortgages and pledges or liens on property purchased by the Bank as security for all or part of the purchase price thereof), unless the Bonds are secured by such Encumbrance equally and rateably with such Securities.

6 Interest

Interest rate and accrual

6.1 Bonds bear interest from their Interest Commencement Date at the Interest Rate and such interest is payable semi annually in arrears on each Interest Payment Date.

Interest accrues from the Interest Commencement Date on the Outstanding Principal Amount. Interest will cease to accrue on maturity of a Bond unless default is made in the payment of any principal amount in which case interest continues to accrue on the principal amount in respect of which payment has been improperly withheld or refused or default has been made (as well after as before any demand or judgement) at the Interest Rate then applicable but not beyond the fifteenth day after the necessary funds for redemption have been provided to the Registrar.

Calculations and adjustments

6.2 Each semi-annual interest payment will be half the annual interest payment. Whenever it is necessary to compute an amount of interest in respect of any Bond for a period of less than or more than 6 months, such interest shall be calculated on the basis of a 365 day year and the actual number of days elapsed.

For the purposes of any calculations referred to in these Terms and Conditions and unless otherwise specified in these Terms and Conditions all amounts used in or resulting from such calculations will be rounded to the nearest cent (with one half cent being rounded up).

7 Redemption and purchase

Redemption on maturity

7.1 Unless previously purchased and cancelled by the Bank, each Bond shall be redeemed on maturity at its principal amount. The Bonds will not be redeemable prior to maturity.

Purchase of Bonds

7.2 The Bank may at any time purchase Bonds in the open market or otherwise and at any price. All unmatured Bonds purchased in accordance with this Condition may be cancelled at the election of the Bank.

8 Events of Default

Events of Default

8.1 If the Bank defaults in the payment of the principal of, or premium, if any, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for, any bonds (including the Bonds), notes or similar obligations which have been issued, assumed or guaranteed by the Bank, and such default continues for a period of 90 days, then at any time thereafter and during the continuance of such default the holder of any of the Bonds may deliver or cause to be delivered to the Bank at its principal office (with a copy to the Registrar) written notice that such holder elects to declare the principal of all Bonds held by it (the aggregate principal amount of such Bonds to be specified in such notice) to be due and payable.

The principal of and accrued interest on such Bonds shall become due and payable on the thirtieth day after such notice is so delivered to the Bank, unless prior to that time all such defaults existing at the time the notice is given have been cured.

9 Payments

Record Date

9.1 Payments to Bondholders will be made according to the particulars recorded in the Register at 5.00pm on the relevant Record Date.

Joint holders

9.2 When a Bond is held jointly, payment will be made to the holders in their joint names unless requested otherwise.

Payments to accounts

9.3 Payments in respect of each Bond will be made by crediting on the relevant Interest Payment Date, in the case of payments of interest, or the due date for redemption or repayment, in the case of payments of principal, the amount then due to an account previously notified by the registered owner of the Bond to the Registrar.

If the registered owner of the Bond has not notified the Registrar of such an account by close of business on the relevant Record Date or upon application by the registered owner of the Bond to the Registrar no later than close of business on the relevant Record Date, payments in respect of the relevant Bond will be made by cheque, mailed on the relevant Interest Payment Date in the case of payments of interest or on the due date for redemption or repayment, in the case of payments of principal, at the Bondholder's risk to the registered owner (or to the first named of joint registered owners) of such Bond at the address appearing in the Register as at the Record Date.

Cheques to be despatched to the nominated address of a Bondholder will in such cases be deemed to have been received by the Bondholder on the relevant Interest Payment Date in the case of payments of interest or the due date for redemption or repayment, in the case of payments of principal and no further amount will be payable by the Bank in respect of the relevant Bond as a result of payment not being received by the Bondholder on the due date.

Payments to the Registrar

9.4 Unless otherwise agreed between the Bank and the Registrar, the Bank must pay amounts due under each Bond to a bank account in Sydney in the name of the Bank operated by the Registrar.

Payment constitutes release

9.5 Any payment made by or on behalf of the Bank to the Registrar in respect of an amount due under a Bond constitutes for all purposes an absolute and unconditional release and discharge of the Bank, to the extent of such payment, of all obligations and indebtedness in respect of the Bond in relation to which the payment was made.

Business Days

9.6 All payments must be made on a Business Day. If a payment is due under a Bond on a day which is not a Business Day the Bondholder is entitled to payment of such amount on the first following day which is a Business Day, and is not entitled to any interest or other payment in respect of any such delay.

Payments subject to fiscal laws

9.7 Payments in respect of principal and interest on the Bonds are subject in all cases to applicable provisions of fiscal and other laws and regulations.

Under the Charter, no member country (which includes Australia) may impose any tax on the Bonds:

(a) if such tax discriminates against the Bonds solely because they are issued by the Bank; or

(b) if the sole jurisdictional basis for such tax is the place or currency in which the Bonds are issued, made payable or paid, or the location of any office or place of business maintained by the Bank.

Also, under the Charter, the Bank is exempt from any obligation imposed by any member country for the payment, withholding or collection of any tax on any interest on the Bonds.

10 Time limit for claims

A claim against the Bank for a payment under a Bond is void unless such claim is made within a period of 10 years (in the case of principal) and five years (in the case of interest) from the relevant payment date.

11 Notices

To the Bank

11.1 A notice or other communication in connection with a Bond to the Bank must be in writing and may be given by prepaid post or delivery to the Bank at 6 ADB Avenue Mandaluyong City, 1550 Metro Manila, Philippines, Attention: Funding Division, Treasury Department or such other address notified to the Bondholders in accordance with Condition 11.2 (*Notices - To Bondholders)* from time to time.

To Bondholders

11.2 A notice or other communication in connection with a Bond to the Bondholder must be in writing and may be given by:

(a) an advertisement published in The Australian Financial Review or any other newspaper or newspapers circulating in Australia generally; or

(b) prepaid post or delivery to the address of each Bondholder or any relevant Bondholder as shown in the Register at the close of business 3 Business Days prior to the dispatch of the relevant notice or communication.

Effective on receipt

11.3 Unless a later time is specified in it a notice, approval, consent or other communication takes effect from the time it is received, except that if it is received after 5.00pm in the place of receipt or on a non-business day in that place, it is to be taken to be received at 9.00am on the next succeeding Business Day in that place.

Proof of receipt

11.4 Subject to Condition 11.3 (*Effective on receipt)*, proof of posting of a letter or of dispatch of a facsimile is proof of receipt:

(a) in the case of a letter, on the third (seventh, if outside Australia) day after posting; and

(b) in the case of a facsimile, on receipt by the sender of a successful transmission report.

12 Meetings of Bondholders

Meetings of Bondholders may be convened in accordance with the Meeting Provisions. Any such meeting may consider any matters affecting the interests of Bondholders, including, without limitation, the variation of the terms of the Bonds by the Bank and the granting of approvals, consents and waivers.

13 Amendments

The Terms and Conditions may be amended by the Bank, and the Registry Services Agreement may be amended by the parties to such document, without the consent of any Bondholder:

(a) for the purposes of curing any ambiguity, or correcting or supplementing any defective or inconsistent provisions therein; or

(b) in the case of the Terms and Conditions, in any manner which the Bank deems, or in the case of the Registry Services Agreement, in any manner which the Bank and the Registrar deem, necessary or desirable and which does not adversely affect the interests of the Bondholders.

The Terms and Conditions and Registry Services Agreement may otherwise be varied by the Bank with the approval of the Registrar and the Bondholders pursuant to a resolution of Bondholders passed in accordance with the Meetings Provisions. No other variation to the Terms and Conditions has effect in relation to the Bondholders who hold Bonds at the date of any amending deed, unless they otherwise agree in writing. A variation will take effect in relation to all subsequent Bondholders.

14 Further issues

The Bank may from time to time without the consent of the Bondholders create and issue further bonds having the same Terms and Conditions as the Bonds (for the avoidance of doubt, references in the conditions of such Bonds to "Issue Date" shall be to the first issue date of the Bonds) so that the same shall be consolidated and form a single series with such Bonds, and references in these Conditions to "Bonds" shall be construed accordingly.

15 Registrar

Role of the Registrar

15.1 Registrar acts solely as agent of the Bank and does not assume any obligations towards or relationship of agency or trust for or with any of the Bondholders save insofar that any funds received by the Registrar in accordance with the Registry Services Agreement shall, pending their application in accordance with the

Registry Services Agreement, be held by it in a segregated account which shall be held on trust for the persons entitled thereto.

Change of Registrar

15.2 The Bank reserves the right at any time to terminate the appointment of the Registrar in accordance with the Registry Services Agreement and to appoint successor or additional registrars, provided, however, that the Bank must at all times maintain the appointment of a registrar with its specified office in Australia. Notice of any such termination of appointment will be given to the Bondholders in accordance with Condition 11 *(Notices - To Bondholders).*

16 Governing law and jurisdiction

Governing law

16.1 The Bonds are governed by the law in force in New South Wales, Australia.

Jurisdiction

16.2 The Bank irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales, Australia and courts of appeal from them.

Agent for service of process

16.3 For so long as any of the Bonds are outstanding, the Bank will ensure that there is an agent appointed to accept service of process on its behalf in New South Wales, Australia in respect of any legal action or proceedings as may be brought in the courts of New South Wales, Australia or the federal courts of Australia.

The agent initially appointed by the Bank in New South Wales, Australia is Dabserv Corporate Services Pty Ltd (ABN 73 001 824 111) at its office for the time being, which is currently at c/- Mallesons Stephen Jaques, Level 53, Governor Phillip Tower, 1 Farrer Place, Sydney, NSW 2000, Australia

TAXATION

1. Under the Charter:

   (a) Bonds and interest on them will not be exempt from taxation generally;

   (b) no member country (which includes Australia) may impose any tax on the Bonds:

      (i) if such tax discriminates against the Bonds solely because they are issued by the Bank; or

      (ii) if the sole jurisdictional basis for such tax is the place or currency from which the Bonds are issued, made payable or paid, or the location of any office or place of business maintained by the Bank; and

   (c) the Bank is exempt from any obligation imposed by any member country for payment, withholding or collection of any tax.

2. The following is a summary of certain Australian tax consequences resulting from the ownership of Bonds at the date of this Supplement. This summary does not cover all the possible tax consequences relating to the ownership of the Bonds and the receipt of interest under them and is not intended as tax advice to any person. It is based upon the Australian tax laws as now in effect and as currently interpreted. All persons considering the purchase of Bonds should consult their own tax adviser concerning the application of Australian tax laws as well as the possible application of other tax laws, to their particular situation:

   (a) Payments of interest to persons who are residents of Australia within the meaning of the Income Tax Assessment Act (1936) (**"Tax Act"**), and profits made on the sale of Bonds by such persons, will constitute income for the purposes of the Tax Act.

   (b) No Bonds will be subject to death, estate or succession duties imposed by Australia, or by any political subdivision or authority therein having power to tax, if held at the time of death.

   (c) Neither the issue, nor the transfer of a Bond, will attract ad valorem stamp duty in any Australian jurisdiction.

   (d) The Bank is exempt from any obligation to withhold tax in respect of the tax file number and Australian Business Number requirements of Part VA of the Tax Act and section 12-140 of the Taxation Administration Act 1953 of Australia (**"Taxation Administration Act"**) and "supply withholding tax" imposed under section 12-190 of the Taxation Administration Act.

   (e) Under the Charter, the International Organisations (Privileges and Immunities) Act 1963 and the Asian Development Bank (Privileges and Immunities) Regulations, the Bank is exempt from any obligation imposed by the Commonwealth of Australia for the payment, withholding or collection of any tax or duty on the Bonds. Accordingly, payments on the Bonds will be made without deduction in respect of any such tax or duty, including Australian interest withholding tax. In addition, so long as the Bank continues to be a non-resident of Australia and does not issue the Bonds in carrying on business at or through a permanent establishment in Australia, holders of the Bonds will not have a liability to pay Australian interest withholding tax.

   (f) Neither the issue nor receipt of the Bonds will give rise to a liability for GST in Australia on the basis that the supply of Bonds will comprise either an input taxed financial supply or (in the case of an offshore subscriber) a GST-free supply. Furthermore, neither the payment of principal or interest by the Bank, nor the disposal of the Bonds, would give rise to any GST liability in Australia.

3. <u>United States Federal Income Taxation</u>

IRS Circular 230 Notice

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE (THE "**IRS**") CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS INFORMATION STATEMENT SUPPLEMENT OR ANY DOCUMENT REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY PROSPECTIVE INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE INTERNAL REVENUE CODE OF 1986 AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE BONDS; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a Bond that is a citizen or resident of the United States or a domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of the Bond (a "**United States holder**"). This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect). Unless otherwise stated, this summary deals only with United States holders who acquire the Bonds as part of the initial offering of the Bonds at their issue price and who will hold Bonds as capital assets. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold Bonds as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction or persons that have a "functional currency" other than the U.S. dollar.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Bonds, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that acquires or holds the Bonds should consult its own tax advisers.

Although the Bonds that are issued pursuant to the terms specified in this Information Statement Supplement ("**New Bonds**") are to be consolidated, form a single series and be fungible with the other Bonds, the New Bonds will be treated as a separate issue for U.S. federal income tax purposes. The New Bonds are expected to be issued with original issue discount for U.S. federal income tax purposes ("**OID**"). The Bank intends to report such OID to the IRS.

Investors should consult their own tax advisors in determining the tax consequences to them of holding Bonds, including the application to their particular situation of the United States federal income tax considerations discussed below, as well as the application of U.S. federal alternative minimum, estate and gift tax laws, U.S. state, local, foreign or other tax laws.

Payments of Interest

Payments of stated interest on a Bond will be taxable to a United States holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with the United States holder's method of tax accounting). The amount of interest income realized by a United States holder that uses the cash method of tax accounting will be the U.S. dollar value of the Australian dollar payment based on the exchange rate in effect on the date of receipt regardless of whether the payment in fact is converted into U.S. dollars. A United States holder that uses the accrual method of accounting for tax purposes will accrue interest income on the Bond in Australian dollars and translate the amount accrued into U.S. dollars based on the average exchange rate in effect during the interest accrual period (or portion thereof within the United States holder's taxable year), or, at the accrual basis United States holder's election ("**Spot Election**"), at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is

within five business days of the last day of the accrual period. A United States holder that makes such Spot Election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the IRS. A United States holder that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss, as the case may be, on the receipt of an interest payment made with respect to a Bond if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss but generally will not be treated as an adjustment to interest income received on the Bond.

Original Issue Discount

United States holders of Bonds generally will be subject to the special tax accounting rules for obligations issued with OID provided by the Internal Revenue Code of 1986, as amended, and certain regulations promulgated thereunder (the "**OID Regulations**"). United States holders of the Bonds should be aware that, as described in greater detail below, they generally must include OID in ordinary gross income for United States federal income tax purposes as it accrues, in advance of the receipt of cash attributable to that income.

In general, each United States holder of a Bond, whether such holder uses the cash or the accrual method of tax accounting, will be required to include in ordinary gross income the sum of the "daily portions" of OID on the Bond for all days during the taxable year that the United States holder owns the Bond. The daily portions of OID on a Bond are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. Accrual periods may be any length and may vary in length over the term of the Bond, provided that no accrual period is longer than one year and each scheduled payment of principal or interest occurs on either the final day or the first day of an accrual period. The amount of OID on a Bond allocable to each accrual period is determined by (a) multiplying the "adjusted issue price" (as defined below) of the Bond at the beginning of the accrual period by the yield to maturity of such Bond (appropriately adjusted to reflect the length of the accrual period) and (b) subtracting from that product the amount (if any) of stated interest allocable to that accrual period.

The yield to maturity of a Bond is the discount rate that causes the sum of the present values of all future payments on the Bond (principal and interest, if any) as of its original issue date to equal the issue price of such Bond. The "**adjusted issue price**" of a Bond at the beginning of any accrual period will generally be the sum of its issue price (generally including accrued interest, if any) and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments other than payments of stated interest (if any) made with respect to such Bond in all prior accrual periods.

As a result of this "constant yield" method of including OID in income, the amounts includible in income by a United States holder in respect of a Bond denominated in U.S. dollars generally are lesser in the early years and greater in the later years than the amounts that would be includible on a straight-line basis.

A United States holder generally may make an irrevocable election to include in its income its entire return on a Bond (*i.e.*, the excess of all remaining payments to be received on the Bond, including payments of stated interest, over the amount paid by such United States holder for such Bond) under the constant-yield method described above.

A United States holder should determine the U.S. dollar amount includible in income as OID for each accrual period by (a) calculating the amount of OID allocable to each accrual period in Australian dollars using the constant-yield method described above, and (b) translating the amount of the Australian dollars so derived at the average exchange rate in effect during that accrual period (or portion thereof within a United States holder's taxable year) or, if the United States holder (including a holder using the cash method of accounting) makes a Spot Election, at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period. All payments on a Bond (other than payments of stated interest) will generally be viewed first as payments of previously accrued OID (to the extent thereof), with payments attributed first to the earliest-accrued OID, and then as payments of principal. Upon the receipt of an amount attributable to OID (whether in connection with a payment of an amount that is not stated interest or the sale or retirement of the Bond), a United States holder will recognize ordinary income or loss measured by the difference between the amount received (translated into U.S.

dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Bond, as the case may be) and the amount accrued (using the exchange rate applicable to such previous accrual).

Purchase, Sale and Retirement of Bonds

A United States holder's tax basis in a Bond generally will equal the cost of such Bond to such holder, increased by any amounts includible in income by the holder as OID and any payments other than payments of stated interest made on such Bond. The cost of such Bond to a United States holder will generally be the U.S. dollar value of the Australian dollar purchase price on the date of purchase. In the case the Bonds are traded on an established securities market, a cash basis United States holder (and, if it so elects, an accrual basis United States holder) will determine the U.S. dollar value of the cost of such Bond by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The amount of any subsequent adjustments to a United States holder's tax basis in a Bond in respect of OID in an Australian dollar will be determined in the manner described under "—Original Issue Discount" above. The conversion of U.S. dollars to Australian dollars and the immediate use of the Australian dollars to purchase a Bond generally will not result in taxable gain or loss for a United States holder.

Upon the sale, exchange or retirement of a Bond, a United States holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any amounts attributable to accrued but unpaid stated interest not previously included in income, which will be taxable as such) and the United States holder's tax basis in such Bond. The amount realized will generally be the U.S. dollar value of the Australian dollars received calculated at the exchange rate in effect on the date the Bond is disposed of or retired. In the case the Bonds are traded on an established securities market, a cash basis United States holder, and if it so elects, an accrual basis United States holder will determine the U.S. dollar value of the amount realized by translating such amount at the spot rate on the settlement date of the sale. The election available to accrual basis United States holders in respect of the purchase and sale of Bonds traded on an established securities market, discussed above, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Subject to the foreign currency rules discussed below, gain or loss recognized by a United States holder generally will be long-term capital gain or loss if the United States holder has held the Bond for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Gain or loss recognized by a United States holder on the sale, exchange or retirement of a Bond generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which the holder held such Bond. This foreign currency gain or loss will not be treated as an adjustment to interest income received on the Bonds.

Non-U.S. Holders

The IRS has ruled to the effect that interest paid to a non-resident alien individual or to a foreign corporation on securities issued by the Bank is not subject to United States federal income tax, including withholding tax, except that, absent any special statutory or treaty exemption, (i) such interest, when derived by such non-resident alien individual or foreign corporation in the active conduct of a banking, financing or similar business within the United States or when received by a corporation the principal business of which is trading in stock or securities for its own account, is subject to United States federal income tax if such interest is attributable to an office or fixed place of business of such person within the United States and certain other conditions exist, and (ii) a foreign corporation which is an insurance company carrying on a United States insurance business is subject to United States federal income tax on interest on securities of the Bank if such interest is attributable to its United States business.

The IRS also has ruled to the effect that (i) interest paid by the Bank on its obligations constitutes income from sources without the United States and (ii) unless a death tax convention provides otherwise, debt obligations of the Bank for purposes of the United States federal estate tax are deemed to be situated outside the United States and are not includible in the gross estate of a non-resident of the United States who was not a citizen of the United States. The Tax Reform Act of 1986 and subsequent legislation amended the Internal Revenue Code of 1954, under which the previous rulings were issued. The Bank has been advised by its United States tax counsel that these amendments will not affect the IRS rulings described above.

The gain realized on any sale or exchange of the Bonds by a holder that is not a United States holder will not be subject to United States federal income tax, including withholding tax, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding

The United States imposes reporting requirements, and in limited circumstances, backup withholding requirements, with respect to certain payments of principal and interest on debt obligations. Regulations issued by the IRS confirm that such reporting requirements do not apply to payments on the Bonds made by the Bank. Brokers, trustees, custodians and certain other middlemen will be subject to the reporting and backup withholding requirements with respect to payments received by them on, or proceeds realized on the disposition of, Bonds held by certain United States holders. Foreign persons receiving payments on the Bonds or disposing of Bonds may be required to establish their status as such in order to avoid the filing of information returns by such middlemen, or the backup withholding of tax by such middlemen, in respect of such payments.

SUBSCRIPTION AND SALE

The Lead Manager has, pursuant to a Subscription Agreement dated 16 June 2008 ("**Subscription Agreement**"), agreed with the Bank to subscribe and pay for the Bonds at an issue price of 95.846% of the principal amount of the Bonds including an amount equal to 0.034% of their principal amount being accrued interest, less certain arrangement, underwriting and selling commissions. The Subscription Agreement entitles the Bank and the Lead Manager to terminate such agreement in certain circumstances prior to payment to the Bank and issue of the Bonds.

By its purchase and acceptance of Bonds issued under this agreement, the Lead Manager has agreed that:

(a) it will observe all applicable laws and regulations in any jurisdiction in which it may purchase, offer, sell, or deliver Bonds; and

(b) it will not directly or indirectly offer, sell, resell, re-offer or deliver Bonds or distribute the Information Memorandum or any prospectus, circular, advertisement or other offering material relating to the Bonds in any jurisdiction except under circumstances that will result in compliance with all applicable laws and regulations.

1 Australia

No prospectus or other disclosure document (as defined under the Corporations Law) in relation to the Bonds has been lodged with, or registered by, the Australian Securities and Investments Commission ("**ASIC**"). Accordingly, the Lead Manager has agreed that it:

(a) has not offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of any Bonds in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, the Information Memorandum or other offering material or advertisement relating to any Bonds in Australia,

unless (i) the aggregate consideration payable by each offeree is at least A$500,000 (or the equivalent in another currency, in either case, disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Law, (ii) such action complies with all applicable laws and regulations, and (iii) such action does not require any document to be lodged with ASIC.

2 The United States of America

The Bonds are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Bonds have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of the Information Memorandum. Any representation to the contrary is a criminal offense in the United States.

3 United Kingdom

The Lead Manager has represented and agreed that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to any Bonds in, from or otherwise involving the United Kingdom.

4 General

The Lead Manager has acknowledged that no action has been or will be taken in any jurisdiction by the Issuer or the Lead Manager that would permit a public offering of the Bonds, or possession or

distribution of the Information Memorandum or any other offering material, in any country or jurisdiction where action for that purpose is required. The Lead Manager has agreed that it will (to the best of its knowledge and belief) comply with all laws and regulations in each jurisdiction in which it purchases, offers, sells or delivers Bonds or has in its possession or distributes the Information Memorandum or any other offering material, in all cases at its own expense.

GENERAL INFORMATION AND RECENT DEVELOPMENTS

GENERAL INFORMATION

1 The issuance of the Bonds has been authorised pursuant to a resolution of the Board of Directors of the Bank providing a global borrowing authorisation for 2008 adopted on 7 December 2007. The Government of Australia has provided the approvals required by the Charter in connection with the issuance of the Bonds.

2 The Bank is not and has not been involved in any litigation, arbitration or administrative proceedings relating to claims or amounts which are material in the context of the Bonds or may have, or have had during the previous 12 months, a significant effect on its financial position, nor, so far as it is aware, having made all reasonable inquiries, is any such litigation, arbitration or administrative proceedings pending or threatened.

3 So long as any Bond is outstanding a copy of the Deed Poll and the latest annual report of the Bank are available to holders of Bonds for inspection during business hours at the offices of Royal Bank of Canada which is currently at Level 46, 2 Park Street, Sydney, NSW 2000, Attention: Head of Debt Capital Markets.

4 PricewaterhouseCoopers LLP is the Bank's current independent auditors.

RECENT DEVELOPMENTS

On 6 May 2008, the Bank's Board of Governors approved the following with respect to its 2007 ordinary capital resources net income:

a) U.S.$87.6 million, representing unrealized gains as of 31 December 2007, be added to the cumulative revaluation adjustments account;

b) U.S.$13.0 million, representing the adjustment to the loan loss reserve as of 31 December 2007, be added to the loan loss reserve;

c) U.S.$278.3 million be allocated to ordinary reserve;

d) U.S.$278.3 million be allocated to surplus;

e) U.S.$40.0 million be allocated to the Asian Development Fund;

f) U.S.$23.0 million be allocated to the Technical Assistance Special Fund; and

g) U.S.$40.0 million be allocated to the Climate Change Fund.

ISSUER

ASIAN DEVELOPMENT BANK

6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

Postal Address:
P.O. Box 789
0980 Manila
Philippines

LEAD MANAGER

Royal Bank of Canada
Level 46
2 Park Street
Sydney NSW 2000
Australia

REGISTRAR AND PAYING AGENT

Reserve Bank of Australia

65 Martin Place
Sydney NSW 2000
Australia

LEGAL ADVISERS TO THE ISSUER
as to Australian law

Mallesons Stephen Jaques

Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia

END